

2024

ANNUAL REPORT

RF INDUSTRIES

LETTER FROM THE CEO

July 29, 2025

Fellow Shareholders,

I am very excited to provide you with an annual review of RFI's progress   and what we have accomplished since my last letter to shareholders.

Fiscal 2024 Recap

Our fiscal 2024 marked a year of meaningful progress and strong team execution across our business. I would characterize it as the year that progress accelerated on our multi-year strategy to transform the Company from a components supplier to a high-value solutions provider for both our traditional customer base and customers in new end markets. Despite a prolonged recovery in the wireless ecosystem, our team delivered steadily improving performance throughout fiscal 2024, culminating in a strong fourth quarter and a return to operating profitability.

By the end of fiscal 2024, our focus on operational discipline and strategic growth yielded results, as demonstrated by us:

- Paying down our debt significantly to just over $8 million as of fiscal year end.

- Shipping a large amount of lower margin products that had been in our backlog for quite a while. Backlog is a general indicator of both future revenues and profitability, and we entered fiscal 2025 with a much fresher backlog consisting of more current bookings with a more favorable, higher margin product mix.

- Expanding our strong product offering with innovative turnkey solutions in applications for small cells, Distributed Antenna Systems (DAS), industrial connectivity, and Direct Air Cooling (DAC).

- Repositioning our go-to-market strategy by bolstering our sales efforts with experienced and well-connected leadership. This has resulted in us building a greater presence with our wireless carrier ecosystem customers, which should lead us to capturing a greater share of customers' bills of material. Some of our successes included projects related to their ongoing operating and maintenance budgets, which will provide an additional and more consistent source of revenue compared to capital spending allocations. Our sales team also began to tackle new end markets, including aerospace, transportation, energy and industrials with purpose and enthusiasm. They have made great headway in executing our strategic objective to diversify our customer base in exciting new markets.

By the end of fiscal 2024, we had the right products and solutions, the right positioning within our customer organizations, and the right team to set us up for further success and make fiscal 2025 a breakout year for RFI.

Halfway into Fiscal 2025—All Systems Go

At the time of this letter, we just reported a very successful first half of fiscal 2025. Our first half net sales jumped nearly 30% to $38 million year-over-year. We reported an operating profit of $162 thousand versus the comparable period's $2.5 million loss, and our adjusted EBITDA was $2.0 million against an adjusted EBITDA loss of $529 thousand in the first half of 2024. We believe these results reflect three key points: 1) our intense focus on profitability, 2) we have reached the inflection point where RFI's repositioning from a components company to an integrated solutions provider is printing through our financial results, and 3) this is just the beginning of the market opportunity we can win.

Our sales are now more diverse both by product and customer than ever before. We are driving growth in wireless, aerospace, public safety, and industrial OEM customers, while also identifying applications in markets such as energy, transportation, wireline telecom, data centers, and new industrial cases.

We are seeing repeat and new customer wins across most of our product categories, and our expanded portfolio of innovative solutions has opened the door to diversifying the end markets we can serve.

Where And Why We Are Winning

Advanced Interconnect Solutions
As one example of new end markets, in the first quarter of 2025, we won a large interconnect opportunity from a leading aerospace company. Since then, we have received multiple additional orders from this customer. We believe this repeat business builds our credibility and reputation in an industry that demands the highest degree of precision for mission-critical success.

Integrated Small Cell Solutions
Our small cell solutions are gaining momentum as we begin to see some larger installations move forward. In June, we announced $1.7 million in follow-on orders from a Tier 1 wireless carrier for fully integrated small cell shrouds that we expect to be deployed in densely populated areas for faster, more reliable wireless connectivity. We believe we are achieving success in the small cell category because our products are technologically advanced and highly configurable, saving customers time and effort while minimizing costly installation errors and reducing maintenance expenses.

Direct Air Cooling (DAC) Systems
Our DAC systems are also gaining momentum in the market. In this category, we continue to push the boundaries with new innovations to deliver efficient, cost-effective cooling solutions that reduce energy consumption while lowering repair and replacement costs compared to traditional HVAC systems. We recently launched next-gen systems that feature advanced control capabilities and a NEMA 4 certification for more rugged environments. These new developments expand our opportunity set into wireline telecom, edge data centers, as well as energy and transportation applications. For example, AI is driving the overall demand for data centers, and more equipment is being pushed to the edges of the network into the small buildings, cabinets, and enclosures that house equipment. This equipment must be cooled to operate effectively and consistently, and our DAC systems offer highly-efficient, climate-durable cooling that is both eco-

friendly and at a lower cost than traditional solutions. Our patented systems are built to stand the rigor of outdoor environments, plus they have state-of-the-art technology that can reduce operating expenses by up to 70% over conventional HVAC systems, as well as help companies achieve their green initiatives. Importantly, DAC solutions are often funded by operating and maintenance budgets that are not correlated with capex spending, which further diversifies our revenue opportunities within overall customer budgets.

Major Opportunities Ahead

In each of the product categories just addressed, I believe the momentum we are seeing is just the tip of the spear. Stadium buildouts offer another opportunity that is starting to unfold. RFI has meaningful experience with wireless buildouts in stadiums and venues that are finally regaining the momentum lost during the Covid pandemic. The new generation of stadiums are a far cry from their predecessors—they are not just places to watch a game, they are fan-centric destination experiences with high demand for smart technology integration. This includes high-speed connectivity, massive HD video boards, LED lighting, and immersive sound systems that turn a venue into a digital playground, which also happens to be our playground as well!

This revitalized market is expected to be worth $42 billion by 2029. Examples include sporting events like the World Cup, the Olympics, the NFL Super Bowl, and new MLB baseball stadiums in markets like Las Vegas, as well as new venues on the horizon for college campuses, amateur sports, medical facilities, and casinos, to name a few, and we expect to win our fair share of this business.

Currently, we have over 100 venues in our sales pipeline, and an experienced sales team dedicated to further penetrating this market. We are a technology leader developing new solutions for DAS that are needed to enhance wireless capabilities in stadiums as well as airports and other high-traffic venues.

It's also important to note that our prior acquisitions have been transformative in creating new opportunities with high-value solutions. Well-established brands like Microlab have market currency, and the talented team members who joined us in product, engineering, and sales are leading the charge to optimize untapped potential.

Executing Well on What's in Our Control

While we are certainly set up to have a breakout year, a looming uncertainty is what to expect in the back half of fiscal 2025 given the volatility and rapidly changing environment surrounding tariffs and geopolitical and international relations and the impact of these on the supply chain. So far, we are handling it with our usual calm and pragmatic approach.

For quite some time, we have been actively working to drive even greater diversification across our supply chain, and the majority of what we produce and deliver is domestically sourced. Although we currently have some exposure to tariffs from certain products and components that can only be sourced in Asia, the exposure is limited at this time.

The majority of our products at RFI are made in the U.S. by an entirely American workforce. We are very proud of our team, and I firmly believe in the integrity and quality of what we make and how we make it.

That said, what's happening with tariffs is beyond our control. While we continue to tweak our supply chain and pricing policies to anticipate and manage any potential new cost pressures, the RFI team has done a great job navigating this challenging and dynamic situation. I really appreciate their flexibility, resilience, and positive attitude. We clearly see plenty of opportunity ahead and are prepared to seize it.

RFI has navigated through tough and uncertain times in the past and emerged as a stronger and smarter organization. Currently, we have a broader range of opportunities than ever before, and we are focused on making steady progress in entering new end markets and winning more opportunities with key customers.

We are executing well and doing what we said we would do with enthusiasm and optimism. We believe we have never had a greater team or platform for growth, setting the stage for us to realize RFI's full potential.

In closing, our team's hard work, strategic execution, and ability to adapt have positioned us for success. We are excited about what's ahead and how this can translate into long-term value creation for our stakeholders. I want to thank all our employees for their outstanding contributions this year—their dedication and resilience will continue to drive our momentum. To our shareholders, thank you for your continued trust and support. Together, we are building a stronger future, and I look forward to what we will accomplish for the remainder of 2025 and beyond.

Sincerely,

Robert Dawson, Chief Executive Officer

> **"** Our fiscal 2024 marked a year of meaningful progress and strong team execution across our business. I would characterize it as the year that progress accelerated on our multi-year strategy to transform the Company from a components supplier to a high-value solutions provider for both our traditional customer base and customers in new end markets.

FORM 10-K

Annual Report Under Section 13 or 15(d) of
The Securities Exchange Act of 1934
For the fiscal year ended October 31, 2024
Commission File Number 0-13301

RF INDUSTRIES, LTD.
16868 Via Del Campo Court, Suite 200, San Diego, California 92127
(858) 549-6340

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $25.9 million.

On January 10, 2025, the Registrant had 10,544,431 outstanding shares of Common Stock, $.01 par value.

Forward-Looking Statements:

Certain statements in this Annual Report on Form 10-K (this "Annual Report"), and other oral and written statements made by the Company from time to time are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that discuss strategies, goals, outlook or other non-historical matters, or projected revenues, income, returns or other financial measures. In some cases forward-looking statements can be identified by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those contained in such statements. Among the most important of these risks and uncertainties are the ability of the Company to meet customer demand through pricing and product offerings and efficient inventory and distribution channel management, to continue to source our raw materials and products from our suppliers and manufacturers, particularly those in Asia, the market demand for our products, which market demand is dependent in large part on the state of the telecommunications industry, the Company's ability to continue as a going concern, the Company's ability to remain in compliance with its existing capital loan terms and financial covenants and whether plans to develop 4G and 5G networks accelerate as expected, as well as our ability to meet any such demand, the effect of future business acquisitions and dispositions, the incurrence of impairment charges, and competition.

Important factors which may cause actual results to differ materially from the forward-looking statements are described in the Section entitled "Risk Factors" in this Form 10-K, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.



PART I

ITEM 1. BUSINESS

General

RF Industries, Ltd. (together with subsidiaries, the "Company", "we", "us", or "our") is a national manufacturer and marketer of interconnect products and systems, including high-performance components such as RF connectors and adapters, dividers, directional couplers and filters, coaxial cables, data cables, wire harnesses, fiber optic cables, custom cabling, energy-efficient cooling systems and integrated small cell enclosures. Through our manufacturing and production facilities, we provide a wide selection of interconnect products and solutions primarily to telecommunications carriers and equipment manufacturers, wireless and network infrastructure carriers and manufacturers and to various original equipment manufacturers ("OEMs") in several market segments. We also design, engineer, manufacture and sell energy-efficient cooling systems and integrated small cell solutions and related components.

We operate through two reporting segments: (i) the RF Connector and Cable Assembly ("RF Connector") segment, and (ii) the Custom Cabling Manufacturing and Assembly ("Custom Cabling") segment. The RF Connector segment primarily designs, manufactures, markets and distributes a broad range of RF connector, adapter, coupler, divider, and cable products, including coaxial passives and cable assemblies that are used in telecommunications and information technology, OEM markets and other end markets. The Custom Cabling segment designs, manufactures, markets and distributes custom copper and fiber cable assemblies, complex hybrid fiber optic and power solution cables, electromechanical wiring harnesses, wiring harnesses for a broad range of applications in a diverse set of end markets, energy-efficient cooling systems for wireless base stations and remote equipment shelters and custom designed, pole-ready 5G small cell integrated enclosures.

Recent Events

In February 2022, we entered into a loan agreement (the "BofA Loan Agreement") providing for a revolving line of credit (the "BofA Revolving Credit Facility") in the amount of $3.0 million and a $17.0 million term loan (the "BofA Term Loan", and together with the BofA Revolving Credit Facility, the "BofA Credit Facility") with Bank of America, N.A. ("BofA"). Amounts outstanding under the BofA Revolving Credit Facility bore interest at a rate of 2.0% plus the Bloomberg Short-Term Bank Yield Index Rate. All amounts outstanding pursuant to the BofA Credit Facility were repaid by us and the BofA Loan Agreement was terminated in connection with us entering into a new loan and security agreement (the "EBC Credit Agreement") with Eclipse Business Capital, as administrative agent ("EBC") on March 15, 2024. Borrowings under the BofA Credit Facility were secured by a security interest in certain assets of the Company and were subject to certain loan covenants. The BofA Credit Facility required the maintenance of certain financial covenants, including: (i) consolidated debt to EBITDA ratio not to exceed 3.00 to 1.00 (the "Debt Test"); (ii) consolidated fixed charge coverage ratio of at least 1.25 to 1.00 (the "FCCR Test"); and (iii) consolidated minimum EBITDA of at least $600,000 for the discrete quarter ended January 31, 2022. In addition, the BofA Credit Facility contained customary affirmative and negative covenants.

On September 12, 2023, we entered into Amendment No. 1 and Waiver to the BofA Loan Agreement ("Loan Amendment No. 1") with BofA, which, among other matters, provided for a one-time waiver of our failure to comply with (i) the Debt Test for the period ended July 31, 2023 and (ii) the FCCR Test for the period ended July 31, 2023. Loan Amendment No. 1 also waived testing for compliance with the Debt Test and FCCR Test for the quarterly periods ending October 31, 2023, January 31, 2024, April 30, 2024 and July 31, 2024. Further, pursuant to Loan Amendment No. 1, we were required to maintain (i) (a) until September 21, 2023, minimum liquidity (week-end cash balance plus availability from the BofA Revolving Credit Facility) of $4.0 million, and (b) from September 22, 2023 and thereafter, liquidity equal to the greater of (1) $4.0 million or (2) 80% of the liquidity that had been forecast for this date at the fourth week of the forecast and (ii) minimum EBITDA of ($400,000), $500,000, $1.0 million, and $1.0 million for the quarters ending October 31, 2023, January 31, 2024, April 30, 2024, and July 31, 2024, respectively.

On January 26, 2024, we entered into Amendment No. 2 to the BofA Loan Agreement ("Loan Amendment No. 2") with BofA, which, among other matters, eliminated the requirement to maintain minimum EBITDA of $500,000 for the quarter ending January 31, 2024. Under Loan Amendment No. 2, the line of credit available to the Company under the BofA Revolving Credit Facility was lowered from $3.0 million to $500,000. Further, Loan Amendment No. 2 required that we maintain from September 22, 2023 and thereafter, liquidity of at least $2.0 million, rather than the greater of $4.0 million or 80% of the forecast liquidity as was required under Loan Amendment No. 1. Under Loan Amendment No. 2, the Company would have been required to pay an additional fee equal to 1% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan if the BofA Credit Facility was not repaid in full on or before March 1, 2024. This additional fee, if applicable, would have been due on March 2, 2024. Further, Loan Amendment No. 2 required that the Company make an additional principal payment of $1.0 million on the BofA Term Loan on March 1, 2024, in addition to the existing monthly payments due on the BofA Term Loan. In connection with Loan Amendment No. 2, we paid BofA a $500,000 paydown on the BofA Revolving Credit Facility, thereby reducing the outstanding balance from $1.0 million to $500,000. Loan Amendment No. 2 was considered a modification under Accounting Standards Codification ("ASC") 470, Debt.

On February 29, 2024, we entered into Amendment No. 3 to the BofA Loan Agreement ("Loan Amendment No. 3") with BofA, which, among other matters, deferred the requirement that the Company make an additional principal payment of $1.0 million on the BofA Term Loan, from March 1, 2024, as was required under Loan Amendment No. 2, to April 1, 2024. Further, Loan Amendment No. 3 reduced the additional fee the Company was required to pay BofA on March 2, 2024 from 1% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan as of March 1, 2024 as required under Loan Amendment No. 2, to 0.50% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan as of March 1, 2024. Additionally, Loan Amendment No. 3 required the Company to pay BofA a fee equal to 0.50% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan as of March 1, 2024, if the BofA Credit Facility was not repaid in full on or before April 2, 2024 (the "April 2024 Fee"). The April

2024 Fee, if applicable, would have been due on April 2, 2024. We were not required to pay the April 2024 Fee based on our repayment of the BofA Credit Facility prior to April 2, 2024. Under Loan Amendment No. 3, the Company was required to maintain liquidity of at least $2.0 million and pay the remaining outstanding balance of $500,000 on the BofA Revolving Credit Facility by March 1, 2024, as required under Loan Amendment No. 2. Loan Amendment No. 3 was considered a modification under ASC 470, Debt.

On March 15, 2024, we entered into the EBC Credit Agreement and used proceeds from the initial drawings under the EBC Credit Facilities (as defined below) to repay in full outstanding obligations under the BofA Loan Agreement and to pay fees, premiums, costs and expenses, including fees payable in connection with the EBC Credit Agreement. The BofA Loan Agreement was terminated upon entry into the EBC Credit Agreement and is no longer in effect.

The EBC Credit Agreement provides for (i) a senior secured revolving loan facility of up to $15.0 million (the "EBC Revolving Loan Facility") and (ii) a senior secured revolving credit facility of up to $1.0 million (the "EBC Additional Line" and, together with the EBC Revolving Loan Facility, the "EBC Credit Facilities") (with a $3.0 million swingline loan sublimit). On June 14, 2024, the parties entered into a First Amendment to the EBC Credit Agreement (the "First Amendment") providing for a modified EBC Additional Line of $1.0 million through July 12, 2024, $666,666.67 from July 13, 2024 through August 11, 2024 and $333,333.34 from August 12, 2024 through September 10, 2024. Availability of borrowings under the EBC Credit Facilities will be based upon a borrowing base formula and periodic borrowing base certifications valuing certain of our accounts receivable and inventories, as reduced by certain reserves, if any.

In the absence of an Event of Default (as defined in the EBC Credit Agreement) or certain other events (including the inability of EBC to determine the secured overnight financing rate "SOFR"), borrowings under (a) the EBC Revolving Loan Facility accrue interest at a rate of the one-month term SOFR reference rate plus an adjustment of 0.11448% ("Adjusted Term SOFR") plus 5.00%, and (b) the EBC Additional Line accrues interest at a rate of Adjusted Term SOFR plus 6.50%, in each case subject to a floor of 2.00% for Adjusted Term SOFR. We will be required to pay a commitment fee of 0.50% per annum for the unused portion of the EBC Revolving Loan Facility. In addition to the foregoing unused commitment fee, we are required to pay certain other administrative fees pursuant to the terms of the EBC Credit Agreement.

Borrowings under the EBC Credit Agreement are secured by a security interest in certain assets of the Company and are subject to certain loan covenants. The EBC Credit Facilities require the maintenance of certain financial covenants, including (i) Excess Availability (as defined in the EBC Credit Agreement) of at least, as of any date of determination, an amount equal to the greater of (a) $1.0 million and (b) 10% of the Adjusted Borrowing Base (as defined in the EBC Credit Agreement), unless as of the last day of the most recent month for which the monthly financial statements and the related compliance certificate have been or are required to have been delivered to EBC, the Fixed Charge Coverage Ratio (as defined in the EBC Credit Agreement) for the 12 consecutive calendar month period then ended is greater than 1.10 to 1.00; and (ii) a capital expenditure limitation limiting the aggregate cost of all Capital Expenditure (as defined in the EBC Credit Agreement)

to $2.5 million during any fiscal year. In addition, the EBC Credit Facilities contain customary affirmative and negative covenants.

Strategy

Our overall strategy is to provide our customers with a broad selection of products, rapid and high-quality service, and custom design capabilities, all at competitive prices. Specifically, our strategy is the following:

Provide rapid and flexible design and manufacturing services. Over the past few years we have focused our organization on providing a standardized portfolio, allowing for quick-turn readily available products, while having the capabilities, flexible design and manufacturing services to customize our offering to address customer specific requirements or applications.

Competitive pricing. Our manufacturing and distribution arrangements have been designed to lower costs and enable us to offer prices on both our standard and custom manufactured products that are competitive with the marketplace, all while keeping quality as a priority.

Leverage our manufacturing and distribution capabilities and facilities. Our strategy is to operate our manufacturing and distribution locations to best provide our customers with a competitively priced, high-quality product offering delivered with a fast turnaround time. As part of this strategy, we utilize a "one-company" approach to production and distribution locations and allocate our resources based on each location's production specialization capabilities, its proximity to the shipment destination, and other factors. Using this "one-company" approach, our goal is to leverage available capacity and shorten delivery times, while potentially providing lower shipping costs. We operate manufacturing and distribution locations in California, and in the Northeastern United States.

Integrate marketing and selling efforts. Our strategy is to integrate and cross-sell our various historical and acquired product lines. We have been integrating our marketing and sales efforts, thereby expanding the number and type of products we can offer to our existing client base, while also using this cross-sell approach to win new customers.

Broad range of immediately available products. Our strategy is to provide a high level of availability where we stock a large selection of standard products that are available for immediate delivery, including availability from multiple distributors. Additionally, we augment this "on-the-shelf" availability of several cable assembly and interconnect products with fast-turn production and assembly providing better lead times for our customers.

Targeted focus of product lines. Our strategy is to focus on passive products rather than manufacturing and selling operating or active components or products. Our product line focus remains on supporting and leveraging our distribution channels with our core passive interconnect and cable assemblies offering, while in parallel we continue to expand our portfolio of integrated solutions to address key end customer and market applications. As we have grown in recent years, we have placed a specific emphasis on expanding our product lines to offer more of the bill of materials required to deploy specific connectivity systems and applications in key markets, such as wireless and public safety communications.

Increase long-term relationships with customers. Our goal is to establish long-term relationships with the customers who have used us for specialized projects by having our solutions built into



the customer's product specifications and bills of materials. As we remain focused on maintaining and expanding our national distributor relationships through our dedicated sales and account management teams, we have invested in targeted business development efforts to assist in getting more closely aligned with the requirements of strategic end customers.

Grow through strategic and targeted acquisitions. We will continue to consider strategic acquisitions of companies or technologies that can increase our customer penetration and/or diversify our customer base, supplement our management team, expand our product offerings, and/or expand our footprint in relevant market segments.

Operations

We currently conduct operations through our six divisions with our product areas divided into two reporting segments.

RF Connector and Cable Assembly Segment.

Our RF Connector segment consists of the RF Connector and Cable Assembly division ("RF Connector division") that is based at our headquarters in San Diego, California with expansion in New Jersey through our acquisition of Microlab. The RF Connector division is primarily engaged in the design, manufacture and distribution of coaxial connector solutions for companies that design, build, operate, maintain and use a variety of connectivity/communication applications. Coaxial connector products consist primarily of connectors which, when attached to a coaxial cable, facilitate the transmission of analog and digital signals in various frequencies. Although most of the connectors are designed to fit standard cable products, the RF Connector division also sells custom connectors specifically designed and manufactured to suit its customers' requirements. Additionally, during fiscal year 2023 the Company integrated the former C Enterprises division into the RF Connector division and San Diego headquarters. The business and assets of C Enterprises, L.P. were acquired on March 15, 2019, bringing to the Company the Corning Cable Systems CAH ConnectionsSM Gold Program member as an authorized manufacturer of fiber optic products that are backed by Corning Cable Systems' extended warranty. This acquisition added the capabilities to design, develop and manufacture connectivity solutions including custom copper and fiber cable assemblies sold to telecommunications and data communications distributors.

The Microlab division is included in the RF Connector segment. Microlab was acquired in March 2022, and is based in Parsippany, New Jersey. Microlab designs and manufactures high-performance RF and Microwave products enabling signal distribution and deployment of in-building DAS (distributed antenna systems), wireless base stations and small cell networks. Manufacturing operations are performed at Microlab's facilities in New Jersey.

The RF Connector division typically carries over 1,500 different types of connectors, adapters, tools, and test and measurements kits. This division's connectors are used in thousands of different devices, products and types of equipment. Since the RF Connector division's standard connectors can be used in a number of different products and devices, the discontinuation of one product typically does not make our connectors obsolete. Accordingly, most connectors that we carry can be marketed for a number of years. Furthermore, because our connector products are not dependent on any single line of products or any market segment, our overall sales of connectors tend to fluctuate less when there are material changes or disruption to a single product line or market segment.

Cable assembly products manufactured and sold by the RF Connector division consist of various types of coaxial cables that are attached to connectors (usually our connectors) for use in a variety of communications applications. Cable assemblies manufactured for the RF Connector division are primarily manufactured at our San Diego, California facilities using state-of-the-art automation equipment and are sold through distributors or directly to major OEM accounts. Our cable assembly portfolio consists of both standard and custom cable assemblies designed for specific customer requirements. We offer a line of cable assemblies with over 100,000 cable product combinations.

We design our connectors at our headquarters in San Diego, California, and Microlab designs and manufactures a wide selection of components and integrated subsystems for signal conditioning and distribution in the wireless infrastructure markets as well as for use in medical devices. However, most of the connectors are manufactured for us by third-party foreign manufacturers located in Asia.

Custom Cabling Manufacturing and Assembly Segment.

The Custom Cabling segment currently consists of three wholly-owned subsidiaries located in the Northeastern United States. Our plan is to integrate certain aspects of the manufacturing, sales and marketing functions of these divisions so as to better address overlapping market opportunities and to more efficiently manufacture, market, and ship products to our customers.

The three divisions that comprise the current Custom Cabling segment consist of the following:

Cables Unlimited, Inc. Cables Unlimited, Inc. ("Cables Unlimited") is a custom cable manufacturer located in Yaphank, New York, that we acquired in 2011. Cables Unlimited is a Corning Cable Systems CAH ConnectionsSM Gold Program member, authorized to manufacture fiber optic products that are backed by Corning Cable Systems' extended warranty. Cables Unlimited designs, develops and manufactures custom connectivity solutions for the industrial, defense, telecommunications and wireless markets. The products sold by Cables Unlimited include custom and standard copper and fiber optic cable assemblies, adapters and electromechanical wiring harnesses for communications, computer, LAN, automotive fiber optic and medical equipment.

Rel-Tech Electronics, Inc. Rel-Tech Electronics, Inc. ("Rel-Tech") was acquired in June 2015. Rel-Tech's offices and manufacturing facilities are located in Milford, Connecticut. Rel-Tech is a designer and manufacturer of cable assemblies and wiring harnesses for blue chip industrial, oilfield, instrumentation, medical and military customers. Wire and cable assembly products include custom wire harnesses, ribbon cable, electromechanical and kitted assemblies, and networking and communications cabling.

Schroff Technologies International, Inc. Schroff Technologies International, Inc. ("Schrofftech") was acquired in November 2019. Schrofftech is a Rhode Island based manufacturer and marketer of intelligent thermal cooling control systems, along with pole-ready wireless small cell shrouds and enclosures, custom designed for plug-and-play installation. These products are typically used by telecommunications companies across the U.S. and Canada.

Product Description

We produce a large variety of interconnect products and assemblies that are used in telecommunications and a range of other industries. The products that we offer and sell consist of the following:

Connector and Cable Products

We design, manufacture and market a broad range of coaxial connectors, adapters and cable assemblies for numerous applications in commercial, industrial, automotive, transportation, scientific, aerospace and military markets.

There are numerous applications for these connectors, some of which include digital applications, 2.5G, 3G, 4G, 5G, LTE, Wi-Fi and other broadband wireless infrastructure, GPS, mobile radio products, aircraft, video surveillance systems, cable assemblies and test equipment. Users of our connectors include telecommunications companies, circuit board manufacturers, OEMs, consumer electronics manufacturers, audio and video product manufacturers and installers, and satellite companies. We market over 1,500 types of connectors, adapters, tools, assembly, test and measurement kits, which range in price from under $1 to over $1,000 per unit. The kits satisfy a variety of applications including, but not limited to, lab operations, site requirements and adapter needs.

We also design and sell a variety of connector tools and hand tools that are assembled into kits used by lab and field technicians, research and development technicians and engineers. These tools are manufactured for us by outside contractors. Tool products are carried as an accommodation to our customers and have not materially contributed to our revenues.

We market and manufacture cable assemblies in a variety of sizes and combinations of RF coaxial connectors and coaxial cabling. Cabling is purchased from a variety of major unaffiliated suppliers and is assembled predominately with our connectors as complete cable assemblies. Coaxial cable assemblies have numerous applications including low PIM, Wi-Fi and wireless local area networks, wide area networks, internet systems, cellular systems including 2.5G, 3G, 4G, 5G, LTE, DAS and Small Cell installations, TV/dish network systems, test equipment, military/aerospace (mil-standard and COTS (Commercial Off–The-Shelf)) and entertainment systems. Cable assemblies are manufactured to customer requirements.

We carry thousands of separate types of connectors, most of which are available in standard sizes and configurations and that are also offered by other companies. However, we also have some proprietary products, including the CompPro product line, OptiFlex cables, and the Schrofftech telecom shelter cooling and control system products. CompPro is a patented compression technology that offers advantages for a water-tight, ruggedized connection, providing easier installation, and improved system reliability on braided cables. CompPro is used by wireless network operators, installers and distributors in North America and other parts of the world. OptiFlex is a hybrid fiber optic and DC power cabling solution that we designed and manufactured, and the Schrofftech products are energy efficient cooling/temperature control and filtration systems for use in telecom shelters, outdoor enclosures and battery/power rooms.

Passive RF Products

We design and manufacture high-performance RF and microwave high-performance components such as dividers, directional couplers and filters enabling signal distribution and deployment of in-building DAS (distributed antenna systems), wireless base stations and small cell networks.

Fiber Optic Products

Cables Unlimited is a Corning Cable Systems CAH Connections[SM] Gold Program member that is authorized to manufacture fiber optic products that are backed by Corning Cable Systems' extended warranty. Through our Cables Unlimited division, we offer a broad range of interconnect products and systems that have the ability to combine radio frequency and fiber optic interconnect components, with various connectors and power cables through customized solutions for these customers. Cables Unlimited also manufactures OptiFlex, a custom designed hybrid fiber optic and DC power cabling solution manufactured for wireless service providers engaged in upgrading their cell towers. The custom hybrid cable is significantly lighter and possesses greater flexibility than cables previously used for wireless service.

The former C Enterprises, now integrated into the RF Connector division, is a Corning Cable Systems CAH Connections[SM] Gold Program member, authorized to manufacture fiber optic products that are backed by Corning Cable Systems' extended warranty. C Enterprises designs, develops and manufactures connectivity solutions to telecommunications and data communications distributors.

Other Cabling Products

We design, manufacture, and sell cable assemblies and wiring harnesses for industrial, oilfield, instrumentation, medical, and military customers. Wire and cable assembly products include custom wire harnesses, ribbon cable, electromechanical and kitted assemblies, networking and communications cabling. DIN and Mini DIN connector assemblies include power cord, coaxial, Mil-spec and testing.

Telecommunications Thermal Control Systems and Shrouds

We engineer, design, manufacture and sell intelligent thermal control systems for outdoor telecommunications equipment. The thermal control systems, which can be controlled offsite using networked software at the telecommunication company's own data center, maintain the interior temperature of telecommunications and other networking equipment. We also design and sell integrated shrouds and enclosures for small cell deployments that reduce installation time and improve aesthetics by eliminating the exterior cabling used with current configurations.

Foreign Sales

Net sales to foreign customers accounted for $6,014,000 (or approximately 9%) of our net sales, and $6,387,000 (or approximately 9%) of our net sales for the fiscal years ended October 31, 2024 and 2023, respectively. The majority of the export sales during these periods were to Canada.

We do not own, or directly operate any manufacturing operations or sales offices in foreign countries.

Distribution and Marketing

We currently sell our products through independent warehousing distributors and through our in-house marketing and sales team. Sales through independent distributors accounted for approximately 35% of our net sales for the fiscal year ended October 31, 2024. Our agreements with most of the distributors are nonexclusive and generally may be terminated by either party upon 30-60 days' written notice. The Company directly sells certain of its products to large, national telecommunication equipment and solution providers who include the Company's products in their own product offerings.



Manufacturing

We contract with outside third parties for the manufacture of a significant portion of our coaxial connectors. However, virtually all of the RF cable assemblies sold during the fiscal year ended October 31, 2024 were assembled at the International Organization for Standardization ("ISO") approved factories in San Diego, California and Parsippany, New Jersey. We procure our raw cable from manufacturers with ISO-approved factories in the United States, China, and Taiwan. The Company primarily relies on several third-party partners for the manufacture of its coaxial connectors, tools and other passive components and receives bulk cable from multiple manufacturing plants. Although we do not have manufacturing contracts with these manufacturers for our connectors and cable products, we do have long-term purchasing relationships. There are certain risks associated with our dependence on third-party manufacturers for some of our products. See "Risk Factors" below. We have in-house design engineers who create the engineering drawings for fabrication and assembly of connectors and cable assemblies. Accordingly, the third-party manufacturers are not primarily responsible for design work related to the manufacture of our connectors and cable assemblies. Although our current facilities are set up to manufacture certain lines of products, manufacturing of certain products is often shifted to other facilities to alleviate capacity limitations or to address a customer's product manufacturing schedule requirements.

We manufacture custom cable assemblies, adapters and electromechanical wiring harnesses and other products through Cables Unlimited at its Yaphank, New York manufacturing facility. The Yaphank facility is an ISO-approved factory. Cables Unlimited is a Corning Cable Systems CAH Connections SM Gold Program member, authorized to manufacture fiber optic products and assemblies that are backed by Corning Cable Systems' extended warranty.

The Milford, Connecticut facility of Rel-Tech is an ISO-approved manufacturing facility that is primarily used to manufacture cable assemblies, electromechanical assemblies, wiring harnesses and other similar products.

The products sold by Schrofftech are designed and manufactured at its ISO-approved manufacturing facility in North Kingstown, Rhode Island.

Schrofftech's products are manufactured and tested in accordance with the ETL Listing standards.

Microlab designs and manufactures a wide selection of RF components and integrated subsystems in our design and manufacturing facility in Parsippany, New Jersey.

Raw Materials

Connector materials are typically made of commodity metals such as copper, brass and zinc and include small applications of precious materials, including silver and gold. The RF Connector division purchases most of its connector products from contract manufacturers located in Asia and the United States. We believe that the raw materials used in our products are readily available and that we are not currently dependent on any supplier for our raw materials. We do not currently have any long-term purchase or supply agreements with our connector suppliers. The Custom Cabling divisions obtain coaxial connectors from the RF Connector division. We believe there are numerous domestic and international suppliers of other coaxial connectors that we may utilize for any of our cabling products.

The Cables Unlimited, Rel-Tech, Schrofftech, and former C Enterprises divisions purchase largely all of the raw materials used in their products from sources located in the United States. Fiber optic cables are available from various manufacturers located throughout the United States, however, Cables Unlimited purchases most of its fiber optic cables from Corning Cables Systems LLC. The Company believes that the raw materials used by Cables Unlimited in its products are readily available and that Cables Unlimited is not currently dependent on any supplier for its raw materials except where Corning Extended Warranty certification is required. Neither Cables Unlimited nor Rel-Tech Electronics currently have any long-term purchase or supply agreements with their connector and cable suppliers.

Backlog

As of October 31, 2024, our estimated backlog of unfilled firm orders was approximately $19.5 million compared with backlog of approximately $16.1 million as of October 31, 2023. Orders typically fluctuate from quarter to quarter based on customer demand and general business conditions and, in particular, for project-based orders from wireless carrier customers for custom cable assemblies at our Cables Unlimited division. Since purchase orders are submitted from customers based on the estimated timing of their requirements, our ability to predict orders in future periods or trends in future periods is limited. Furthermore, purchase orders may be subject to shipment delays and to cancellation from customers, although we have not historically experienced material cancellations of purchase orders.

It is expected that a substantial portion of the backlog will be filled within the next 12 months. Most of the orders that we receive, particularly in the RF Connector segment, generally have short lead times. Therefore, backlog may not be indicative of future demand.

Human Capital

As of October 31, 2024, we employed 302 full-time employees, of whom 64 were in accounting, administration, sales and management, 225 were in manufacturing, distribution and assembly, and 13 were engineers engaged in design, engineering and research and development. The employees were based at our facilities in San Diego, California (144 employees), Yaphank, New York (60 employees), Milford, Connecticut (50 employees), Parsippany, New Jersey (42 employees), and North Kingstown, Rhode Island (6 employees). We also occasionally hire part-time employees. We believe that we have a good relationship with our employees.

Patents, Trademarks and Licenses

We own ten U.S. patents related to the CompPro Product Line that we acquired in May 2015. The CompPro Product Line utilizes a patented compression technology that offers revolutionary advantages for a water-tight connection, easier installation, and improved system reliability on braided cables. The CompPro Product Line is used by wireless network operators, installers and distributors in North America and other parts of the world.

Our Schrofftech subsidiary owns eight issued patents on its proprietary telecom shelter cooling and control system technology and its equipment room ventilation controls. Schrofftech has also filed one pending patent application related to ventilation and control equipment and controls.

The trademarks we own include the "CompPro" registered trademark associated with the compression cable product line and the "OptiFlex™" as a trademark for its hybrid cable wireless tower cable solution. Each of our subsidiaries also use various trademarks (and associated logos and trade names) in their operations, although none of these trademarks have been registered.

Because the RF Connector division carries thousands of separate types of connectors and other products, most of which are available in standard sizes and configurations and are also offered by our competitors, we do not believe that our cables and connector business or competitive position is dependent on patent protection.

Under agreements with Corning Cables Systems LLC, Cables Unlimited and C Enterprises are permitted to advertise that they are Corning Cables System CAH Connections SM Gold Program members.

With the acquisition of Microlab, three additional relevant patents were added to our portfolio regarding GPS signal repeaters, RF System Monitoring, and RF Tappers. Additional filings are also pending for RF system conditioning.

Warranties and Terms

We warrant our products to be free from defects in material and workmanship for varying warranty periods, depending upon the product. Products are generally warranted to the dealer for one year, with the dealer responsible for any additional warranty it may make. The RF Connector products are warranted for the useful life of the connectors. Although we have not experienced any significant warranty claims to date, there can be no assurance that we will not be subjected to such claims in the future.

We usually sell to customers on 30 to 60-day terms pursuant to invoices and do not generally grant extended payment terms. Generally, customers may delay, cancel, reduce, or return products after shipment subject to a restocking charge.

Under their agreements with Corning Cables Systems LLC, Cables Unlimited and C Enterprises are authorized to manufacture optic cable assemblies that are backed by Corning Cables Systems' extended warranty (referred to as the "Gold Certified Warranty").

Competition

The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations, most of which have greater assets and financial resources, to local manufacturers. Competition is generally based on breadth of product offering, product innovation, price, quality, delivery, performance and customer service. In addition, rapid technological changes occurring in the communications industry could also lead to the entry of new competitors of all sizes against whom we may not be able to successfully compete. There can be no assurance that we will be able to compete successfully against existing or new competition, and the inability to do so may result in price reductions, reduced margins, or loss of market share, any of which could have an adverse effect on our business, financial condition and results of operations.

Government Regulations

Our products are designed to meet all known existing or proposed governmental regulations. We believe that we currently meet existing standards for approvals by government regulatory agencies for our principal products.

Our products are Restriction on Hazardous Substances ("RoHS") compliant.

Environmental Regulations

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health matters in the United States. Compliance with these federal, state, and local laws and regulations related to protection of the environment and employee safety and health has had no material effect on our business. There were no material capital expenditures for environmental projects in fiscal year 2024, and there are no material expenditures planned for such purposes in fiscal year 2025.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company has adopted policies and implemented certain controls and procedures that allow its management to assess, identify and manage material risks from cybersecurity threats and for its Board of Directors, through its Audit Committee, to actively oversee the strategic direction, objectives, and effectiveness of the Company's cybersecurity risk management framework.

The Company's processes are integrated into its overall enterprise risk management program and compliments the Company's enterprise-wide risk assessment architecture, as implemented by the Company's management and as overseen by the Company's Board of Directors through its Audit Committee. The Company has in the past, and may continue to do so in the future, engage third-party consultants, to review and assess the Company's information technology and security.

The Company seeks to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security, and availability of the information that the Company collects and stores by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

To identify and assess material risks from cybersecurity threats, we follow best practices in routine network and endpoint auditing, vulnerability assessments, penetration testing, and other forms of security auditing. We continuously monitor endpoint activity and network traffic for unusual or prohibited behavior to prevent, identify, and contain malicious actions.

We have developed incident response plans by using the information gained through testing and monitoring to manage any identified vulnerabilities and further improve our cybersecurity preparedness and response infrastructure. Such plans set forth the actions to be taken in responding to and recovering from cybersecurity incidents, which include triage, assessing the severity of incidents, escalation protocols, containment of incidents, investigation of incidents, and remediation. We also regularly perform phishing tests of our employees and provide annual privacy and security training for all employees. Our security training incorporates awareness of cyber threats including but not limited to malware, ransomware, and social engineering attacks, password hygiene and incident reporting processes.

We review our cybersecurity risk framework and related policies annually with senior management to help identify areas for



continued focus and improvement. We also engage third party experts to review and assess our processes to ensure they are robust and consistent with the current security landscape. The data center where we host our critical data is SOC II complaint.

The Company has also implemented processes to identify, monitor and address material risks from cybersecurity threats associated with our use of third-party service providers, including those in our supply chain or who have access to our systems, data or facilities that house such systems or data by discussing issues to be addressed and recommending securities measures to be improved where possible.

Although in the periods reported we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents, including penalties and settlements, were immaterial, we may experience such incidents in the future and the scope and impact of any such future incidents cannot be predicted. To prepare for any such event, we have a full Disaster Recovery plan in place that is tested annually to ensure resilience against a myriad of threats.

Governance

Role of the Board of Directors and the Audit Committee

As part of the Board of Directors' role in overseeing the Company's enterprise risk management program, which includes our cybersecurity risk management framework, the Board is responsible for exercising oversight of management's identification and management of, and planning for, material cybersecurity risks that may reasonably be expected to impact the Company. While the full Board has overall responsibility for risk oversight, the Board has delegated oversight responsibility related to risks from cybersecurity threats to the Audit Committee. The Audit Committee is responsible for overseeing the strategic direction, objectives, and effectiveness of the Company's cybersecurity risk management framework, taking into account the Company's risk exposures and progress of its risk management processes. The Audit Committee is informed of the Company's cybersecurity risk management and receives an overview of its cybersecurity program from management at least quarterly, which covers topics including, among others, recent cybersecurity risk landscape and trends, data security posture, results from third-party assessments, training and vulnerability testing, our incident response plan, material cybersecurity risks, whether developing or actual, as well as the steps management has taken to respond to such risks, emerging cybersecurity regulations, technologies and best practices. Material cybersecurity risks are also discussed during separate Board meetings as part of the Board's risk oversight generally.

Role of Management

Our Chief Financial Officer is responsible for management's oversight of cybersecurity governance, decision-making, risk management, awareness, and compliance across the Company. Our Chief Financial Officer works to employ a cybersecurity program designed to protect the Company's information systems from cybersecurity threats and to respond to incidents in accordance with the Company's incident response plan and other policies and procedures.

In the event of a material cybersecurity incident or investigation, management will, in compliance with escalation protocols in place, promptly report to the Audit Committee and the Board, as appropriate, in accordance with the Company's incident response

plan, and other policies and determine the timing of action, and necessary response.

The Company places a high priority on safeguarding its data, systems, and infrastructure from cybersecurity threats. To manage this critical aspect of operations, the Company partners with a third-party IT provider that specializes in cybersecurity services. Established in 1997, this provider brings over two decades of expertise in managing and mitigating cyber risks, including network security, vulnerability assessments, and incident response planning.

The provider's comprehensive approach ensures the protection of the Company's sensitive information and critical systems, while also adhering to industry best practices and regulatory requirements. By leveraging the expertise of its third-party IT provider, the Company is able to implement robust cybersecurity measures that support operational continuity and reduce exposure to potential security incidents.

ITEM 2. DESCRIPTION OF PROPERTY

We currently lease 86,952 square feet of space for our corporate headquarters and RF connector and cable assembly manufacturing facilities in San Diego, California. On June 27, 2023, we entered into a Managed Client Agreement with RGN-MCA San Diego II, LLC ("IWG") pursuant to which IWG agreed to provide managed services for flexible workspaces under the "Regus" brand for 39,979 square feet on the 1st and 2nd floor(s) of the adjacent and vacant office spaces of our corporate headquarters. We occupy 46,973 square feet of office, warehouse and manufacturing space that house our corporate administration, sales and marketing, and engineering departments. The buildings are also used for production and warehousing by our RF Connector segment. We also lease 38,200 square feet of office and commercial lab space in Parsippany, New Jersey, where we operate the Microlab division. Additionally, we lease spaces in three other locations in the United States that house the administration offices and manufacturing facilities for our Custom Cabling segment. The table below shows a summary of the square footage of these locations as of October 31, 2024:

Lease Location	Square Footage
Milford, CT	13,750
North Kingstown, RI	10,700
Yaphank, NY	24,500

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. As of the date of this report, we are not subject to any proceeding that is not in the ordinary course of business or that is material to the financial condition of our business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

<u>Market Information.</u> RF Industries, Ltd.'s common stock is listed on The Nasdaq Global Market and is traded under the "RFIL" trading symbol.

<u>Stockholders.</u> As of October 31, 2024, there were 250 holders of our common stock according to the records of our transfer agent, Continental Stock Transfer & Trust Company, New York, New York, not including holders who hold their stock in "street name."

<u>Issuer Purchases of Equity Securities.</u> We did not repurchase any of our equity securities during the fourth quarter of fiscal 2023.

<u>Recent Sales of Unregistered Securities.</u> There were no previously unreported sales of equity securities by us that were not registered under the Securities Act during fiscal 2024.

<u>Dividend Policy.</u> Due to the current economic uncertainty and other financial considerations, our Board did not issue any dividend payments in fiscal year 2024. In the past our Board has approved dividend payments, but no assurance can be given if, or when the Board will resume dividend payments. The declaration and amount of any actual cash dividend are in the sole discretion of the Board and are subject to numerous factors that ordinarily affect dividend policy, including the results of our operations and financial position, as well as general economic and business conditions. Accordingly, if and when any dividends will be declared in the future will be determined by our Board based on the Company's future operations and on the Board's decision regarding the use of any future earnings.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 31, 2024 with respect to the shares of Company common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	A Number of Securities to be Issued Upon Exercise of Outstanding Options	B Weighted Average Exercise Price of Outstanding Options ($)	C Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity compensation plans approved by security holders	874,816	$5.10	1,299,269
Equity compensation plans not approved by security holders	–	–	–
Total	**874,816**	**$5.10**	**1,299,269**

ITEM 6. SELECTED FINANCIAL DATA

RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements and related disclosures have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires us to make significant accounting estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, allowances for slow-moving or obsolete inventory and contingencies, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our statement of operations and financial position. For the fiscal year ended October 31, 2024 the critical accounting estimates identified are described below:

Impairment Assessments of Finite-life Intangibles and Other Long-Lived Assets

We assess property, plant and equipment and intangible assets, which are considered definite-lived assets, for impairment. Definite-lived assets are reviewed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

We amortize our intangible assets with definite useful lives over their estimated useful lives and review these assets for impairment.

Impairment Assessment of Goodwill and Indefinite-lived Intangibles

We test our goodwill and trademarks and indefinite-lived intangible assets for impairment at least annually or more frequently if events or changes in circumstances indicate these assets may be impaired. These events or circumstances require significant judgment and



could include a significant change in the business climate, legal factors, operating performance indicators, competition and sale or disposition of all or a portion of a division. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

We test goodwill for impairment at the reporting unit level. The goodwill impairment guidance in US GAAP provides entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment requires significant judgments by management about macro-economic conditions including our operating environment, industry and other market considerations, entity-specific events related to financial performance or loss of key personnel, and other events that could negatively impact the financial results and cash flows of the reporting unit. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. The quantitative assessment compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the amount by which the carrying value exceeds the fair value is recognized as an impairment loss.

We estimate the fair value of our reporting units using the income approach based upon a discounted cash flow ("DCF") model. The income approach requires the use of many assumptions and estimates including future revenues, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates. The discount rates used in the DCF model were based on a weighted-average cost of capital ("WACC") determined from relevant market comparisons, adjusted for specific reporting unit risks (primarily the uncertainty of achieving forecasted operating cash flows). A terminal value growth rate was applied to the final year of the forecasted period, which reflects our estimate of stable, perpetual growth in cash flows from the reporting unit. We then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach. Finally, we compared the total of our estimates of all reporting units fair values to our total market capitalization to assess the reasonableness of our reporting units fair value.

Key assumptions of the cash flow forecast included in the DCF model are expected revenues, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates as they are subject to a high degree of judgement and complexity. We make every effort to forecast future financial performance as accurately as possible with the information available to management at the time the forecast is developed.

There are inherent uncertainties in our cash flow forecast and it requires management to anticipate risks to the forecast such as execution of sales strategy, production execution, industry related make-buy decisions, and global market conditions. Changes in these estimates and assumptions could materially affect the future results of our tests for goodwill impairment. We continuously monitor and evaluate relevant events and circumstances that could impact our significant assumptions used in testing goodwill, including macroeconomic conditions, industry and market considerations, financial performance and expectations of forecasted financial performance and cash flows, and changes in our stock price in relation to the carrying value of its reporting units, among other relevant factors. It is possible that future changes in such circumstances, or in the inputs and assumptions used in estimating the fair value of our reporting units, could require us to perform an interim impairment assessment and record an impairment charge.

In addition to the DCF, we use also the market approach, which compares the reporting unit fair value to the fair value of publicly traded companies and recent sale transactions involving similar businesses.

As part of our goodwill impairment testing, as of October 31, 2024 and April 30, 2024, we performed a quantitative impairment test analysis for our Microlab reporting unit. In the DCF model, we utilized a discount rate that we believe represents the risks that our businesses face, considering their sizes, the current economic environment, and other industry data we believe is appropriate. The discount rates for Microlab were 17.0%, and 18.0% at October 31, 2024 and April 30, 2024, respectively. We assigned a 75% weight to the indicated fair value under the DCF model and 25% weight to the indicated fair value under the market approach in deriving a fair value of $21.6 million and $23.4 million for the Microlab reporting unit at October 31, 2024 and April 30, 2024, respectively.

These quantitative tests at October 31, 2024 and April 30, 2024 indicated that the Microlab reporting unit had an estimated fair value in excess of its carrying value of 8.9% and 8.6%, respectively, and no impairment was recorded.

As of October 31, 2024, Microlab has a carrying value of $19.8 million, which includes $5.6 million in goodwill and $10.3 million in net amortizable intangible assets.

Valuation Allowance on Deferred Income Taxes

We record a tax provision (benefit) for the anticipated tax consequences of the reported results of operations. Income taxes are accounted for under the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates as of the date of the financial statements that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

We assess all positive and negative evidence in determining if a valuation allowance is required to be recorded against the deferred tax assets. Further, we evaluated future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In making such judgements, significant weight is given to evidence that can be objectively verified, which includes the recent trend of losses. As of October 31, 2024, we recorded a valuation allowance of $3.8 million against its federal and combined state deferred tax assets.

The change in valuation allowance was an increase of $3.8 million and $0.1 million for fiscal 2024 and 2023, respectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For recently issued accounting pronouncements that may affect us, see Note 1 of Notes to Consolidated Financial Statements.

OVERVIEW

During the periods covered by this Annual Report, we marketed a variety of connector products, including connectors and cables, standard and custom cable assemblies, wiring harnesses and fiber optic cable products to numerous industries for use in thousands of products. We aggregate our operating divisions into two reportable segments that have similar economic characteristics and are similar in the majority of the following areas: (1) the nature of the product and services; (2) the nature of the production process; (3) the type or class of customer for their products and services; (4) the methods used to distribute their products or services; and (5) if applicable, the nature of the regulatory environment. Our two reportable segments are the RF Connector and Cable Assembly ("RF Connector") segment and the Custom Cabling Manufacturing and Assembly ("Custom Cabling") segment – based upon this evaluation.

The RF Connector segment was comprised of three divisions while the Custom Cabling segment was comprised of three divisions. The six divisions that met the quantitative thresholds for segment reporting in the fiscal year ended October 31, 2024 were the RF Connector and Cable Assembly division, Cables Unlimited, Rel-Tech, C Enterprises, Schrofftech, and Microlab.

Revenues generated from the Custom Cabling segment were from the sale of fiber optics cable, copper cabling, custom patch cord assemblies, and wiring harnesses, which collectively accounted for 42% of the Company's total sales, and revenues from the RF Connector segment were generated from the sales of RF connector products and cable assemblies and accounted for 58% of total sales for fiscal 2024. The RF Connector segment mostly sells standardized products regularly used by customers and, therefore, has a more stable revenue stream when compared to the Custom Cabling segment. The Custom Cabling segment mostly designs, manufactures, and sells customized cabling and wireless-related equipment under larger project-based purchase orders. Accordingly, the Custom Cabling segment is more dependent upon larger project orders, and its revenues, therefore, may be more volatile than the revenues of the RF Connector segment.

Financial Condition

The following table presents certain key measures of financial condition as of October 31, 2024 and 2023 (in thousands, except percentages):

	2024		2023	
	Amount	% Total Assets	Amount	% Total Assets
Cash and cash equivalents	$839	1.2%	$4,897	6.0%
Current assets	$29,113	41.0%	$36,040	43.8%
Current liabilities	$18,090	25.5%	$12,511	15.2%
Working capital	$11,023	15.5%	$23,529	28.6%
Property and equipment, net	$4,813	6.8%	$4,924	6.0%
Total assets	$71,046	100.0%	$82,278	100.0%
Stockholders' equity	$34,066	47.9%	$39,762	48.3%

Liquidity and Capital Resources

Historically, we have been able to fund our cash flow requirements for operations and other capital requirements from funds we generated from operations. However, we have incurred operating losses in fiscal 2024. During this period, we have implemented certain cost-cutting measures to reduce our operating expenses and to help drive positive operating cash flow and increase liquidity. Our plan includes consolidating facilities and recognizing the related operating efficiencies and synergies in our production operations. We intend to continue to pursue additional improvement and cost reduction measures, as well as organic growth in revenue and profitability.

As of October 31, 2024, we had a total of $0.8 million of cash and cash equivalents compared to a total of $4.9 million of cash and cash equivalents as of October 31, 2023. As of October 31, 2024, we had working capital of $11.0 million and a current ratio of approximately 1.6:1 with current assets of $29.1 million and current liabilities of $18.1 million. The $12.5 million decrease in working capital is primarily the result of the change in debt classification resulting from the EBC Revolving Loan Facility. We believe that the amount of cash remaining, plus the amount available to us under the EBC Revolving Loan Facility, will be sufficient to fund our anticipated liquidity needs.

As of October 31, 2024, we had $19.5 million of backlog, compared to $16.1 million as of October 31, 2023. The increase in backlog relates primarily to the increase in Direct Air Cooling and small cell requirements. Since purchase orders are submitted from customers based on the timing of their requirements, our ability to predict orders in future periods or trends in future periods is limited. Furthermore, purchase orders may be subject to cancellation from customers, although we have not historically experienced material cancellations of purchase orders.

As of October 31, 2024, we generated $3.2 million of cash in our operating activities. This net inflow of cash is primarily related to an increase in inventories of $4.0 million as a result of better inventory management and supply chain conditions improving allowing us to carry less inventory on hand, $2.5 million from depreciation and amortization, $0.9 million from stock-based compensation expense, $0.7 million in other current assets, $0.6 million from change in accounts payable, $0.4 million from right-of-use assets and $0.1 million from amortization of debt issuance costs. The cash usage was primarily due to the net loss of $6.6 million, the change in accounts receivable of $1.8 million resulting from a 16% increase in sales in Q4 2024 as compared to Q4 2023 and the change in accrued expenses of $0.3 million. The cash generated by other current assets represents $0.7 million, which primarily consists of $0.4 million of prepaid taxes and $0.3 million of prepaid expenses. We also recorded a non-cash item of $2.7 million from deferred income taxes.

As of October 31, 2024, we also spent $0.7 million on capital expenditures, $13.2 million in BofA Term Loan payments, $0.5 million of debt issuance cost, and drew $7.2 million on EBC Revolving Loan Facility.

Our goal to expand and grow our business both organically and through acquisitions may require material additional capital equipment. In the past, we have purchased all additional equipment, or financed some of our equipment and furnishings requirements through



capital leases. At this time, we have not identified any additional capital equipment purchases that would require significant additional leasing or capital expenditures during the next 12 months. We also believe that based on our current financial condition, our current backlog of unfulfilled orders, and our anticipated future operations, we would be able to finance our expansion, if necessary.

From time to time, we may undertake acquisitions of other companies or product lines in order to diversify our product and solutions offerings and customer base. Conversely, we may undertake the disposition of a division or product line due to changes in our business strategy or market conditions. Acquisitions may require the outlay of cash, which may reduce our liquidity and capital resources while dispositions may increase our cash position, liquidity and capital resources. Since our goal is to continue to expand our operations and accelerate our growth through future acquisitions, we may use some of our current capital resources to fund acquisitions we may undertake in the future.

Results of Operations

The following summarizes the key components of our consolidated results of operations for the fiscal years ended October 31, 2024 and 2023 (in thousands, except percentages):

	2024		2023	
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$64,857	100.0%	$72,168	100.0%
Cost of sales	$45,986	70.9%	$52,631	72.9%
Gross profit	$18,871	29.1%	$19,537	27.1%
Engineering expenses	$2,782	4.3%	$3,151	4.4%
Selling and general expenses	$18,912	29.2%	$20,183	28.0%
Operating loss	$(2,823)	-4.4%	$(3,797)	-5.3%
Other loss	$(980)	-1.5%	$(453)	-0.6%
Loss before provision (benefit) from income taxes	$(3,803)	-5.9%	$(4,250)	-5.9%
Provision (benefit) from income taxes	$2,796	4.3%	$(1,172)	-1.6%
Consolidated net loss	$(6,599)	-10.2%	$(3,078)	-4.3%

Net sales for the year ended October 31, 2024 of $64.9 million decreased by 10.1%, or $7.3 million, compared to the year ended October 31, 2023. The decrease in net sales is attributable to the RF Connector segment, which decreased by $8.0 million, or 17.4%, to $37.9 million compared to $45.9 million in fiscal 2023, primarily due to decreased sales to some of our distributor customers based on lower levels of inventory kept on hand in the channel, and the lower carrier capital expenditure environment, leading to fewer carrier DAS projects involving approved RF components. Net sales for fiscal 2024 at the Custom Cabling segment increased by $0.8 million, or 3.1%, to $27.0 million compared to $26.2 million in fiscal 2023, primarily due to an increase in small cell deployment and Direct Air Cooling applications.

Gross profit for fiscal 2024 decreased by $0.6 million to $18.9 million and gross margins increased to 29.1% of sales from 27.1% of sales in fiscal 2023. The decrease in gross profit was primarily a result of the decrease in sales, while gross margins increased due to product mix and other cost-savings initiatives.

Engineering expenses decreased by $0.4 million to $2.8 million for fiscal 2024 compared to $3.2 million in fiscal 2023. The decrease was primarily the result of advances in product development and other cost-savings initiatives. Engineering expenses represent costs incurred relating to the ongoing research and development of new products.

Selling and general expenses decreased by $1.3 million to $18.9 million (29.2% of sales) compared to $20.2 million (28.0% of sales) in fiscal 2023 primarily due to a decrease in variable compensation related to commissions and bonuses, resulting from lower sales. We also realized cost savings from restructuring, coupled with reduced general office and IT expenses. We incurred one-time charges of $0.2 million relating to consulting spend, severance, and an inventory appraisal in fiscal 2024.

For fiscal 2024, we recorded a pretax income for the Custom Cabling segment of $1.1 million and a pretax loss for the RF Connector segment of $3.7 million, as compared to $1.5 million loss and $1.5 million loss, respectively, for fiscal 2023. The pretax income at the Custom Cabling segment was primarily due to the increase of Direct Air Cooling sales and margin along with cost saving initiatives realized throughout the year. The decrease in the pretax net income at the RF Connector segment was primarily due to the decrease in sales related to carrier DAS projects involving approved RF components.

The provision (benefit) for income taxes was $2.8 million or 73.5% and ($1.2 million) or (27.5%) of income before income taxes for fiscal 2024 and 2023, respectively. The fiscal 2024 effective tax rate differed from the statutory federal rate of 21% primarily as a result of the tax benefit from research and development tax credits, the change in valuation allowance and state taxes.

For fiscal 2024, net loss was $6.6 million and fully diluted loss per share was $0.63 as compared to a net loss of $3.1 million and fully diluted loss per share of $0.30 for fiscal 2023. For fiscal 2024, the diluted weighted average shares outstanding was 10,481,835 as compared to 10,283,449 for fiscal 2023.

Inflation and Rising Costs

The cost to manufacture the Company's products is influenced by the cost of raw materials and labor. The Company has recently experienced higher costs as a result of the increasing cost of labor and the increasing cost of raw materials. The cost of raw materials is due in part to a shortage in the availability of certain products, the higher cost of shipping, and inflation. Labor costs have risen recently as a result of increases in the minimum wage laws and an increased demand for workers. The Company may, from time to time, try to offset these cost increases by increasing the prices of its products. However, because the prices of certain of the Company's products, particularly those under longer-term manufacturing contracts for communications related products, are fixed until the goods are manufactured and delivered, implementing price increases frequently is often not feasible.

RF INDUSTRIES, LTD. AND SUBSIDIARIES

INDEX

RFI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of RF Industries, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RF Industries, Ltd. and Subsidiaries (the "Company") as of October 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended October 31, 2024, and the related consolidated notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of Goodwill impairment for the Microlab reporting unit (Note 1 to the Consolidated Financial Statements)

As disclosed in the consolidated financial statements, the Company has goodwill of $8.1 million as of October 31, 2024, and approximately 69.5% of goodwill resides in the Microlab reporting unit. At October 31, 2024, the Company performed a quantitative goodwill impairment assessment on its Microlab reporting unit by comparing the fair value of the reporting unit to its carrying amount, including goodwill. The Company estimated the fair value of this reporting unit using a combination of a discounted cash flows analysis and market-based valuation methodologies.

Significant judgment is exercised by the Company in estimating the fair value of the Microlab reporting unit for purposes of the October 31, 2024 goodwill impairment test, specifically:

- The fair value estimate of each reporting unit is sensitive to assumptions such as the discount rate, revenue and expense growth rates, and the forecasted cash flow terminal growth rate.
- These assumptions are affected by such factors as expected future market or economic conditions.

Given these factors, auditing management's quantitative impairment tests for goodwill was challenging, subjective, and complex and required a high degree of auditor judgment.

How Our Audit Addressed the Critical Audit Matter

Our audit procedures related to the fair value of goodwill included the following procedures:

- We gained an understanding of and evaluated the design and implementation of the Company's internal controls that address the risk of material misstatement related to goodwill impairment;
- We gained an understanding of the process to estimate future cashflows, including methods, data, and significant assumptions used, in developing the discounted cashflow analysis as well as tested the reasonableness of the underlying data used by the Company in its forecasts;

- We evaluated management's significant accounting policies related to impairment of goodwill;

- We evaluated management's forecasted revenues and cash flows by comparing the forecasts to the underlying business strategies and growth plans; and

- With the assistance of our firm's valuation professionals with specialized skills and knowledge in valuation methods and models, we tested the Company's discounted cash flow models, including certain assumptions including the terminal value and discount rates.

/s/ CohnReznick LLP

We are uncertain as to the year CohnReznick LLP became the Company's auditor as 1995 is the earliest year of which we have knowledge.

Tysons, Virginia

January 21, 2025

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2024 AND 2023
(In thousands, except share and per share amounts)

ASSETS	October 31, 2024	October 31, 2023
CURRENT ASSETS		
Cash and cash equivalents	$ 839	$ 4,897
Trade accounts receivable, net of allowance for credit losses of $159 and $244, respectively	12,119	10,277
Inventories	14,725	18,730
Other current assets	1,430	2,136
TOTAL CURRENT ASSETS	**29,113**	**36,040**
Property and equipment:		
Equipment and tooling	4,825	4,796
Furniture and office equipment	6,300	5,631
	11,125	10,427
Less accumulated depreciation	6,312	5,503
Total property and equipment, net	4,813	4,924
Operating lease right-of-use assets, net	15,265	15,689
Goodwill	8,085	8,085
Amortizable intangible assets, net	11,908	13,595
Non-amortizable intangible assets	1,174	1,174
Deferred tax assets	-	2,494
Other assets	688	277
TOTAL ASSETS	**$ 71,046**	**$ 82,278**

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2024 AND 2023
(In thousands, except share and per share amounts)

LIABILITIES AND STOCKHOLDERS' EQUITY	October 31, 2024	October 31, 2023
CURRENT LIABILITIES		
Accounts payable	$ 3,798	$ 3,201
Accrued expenses	4,247	4,572
Line of credit	8,197	1,000
Current portion of Term Loan	-	2,424
Current portion of operating lease liabilities	1,848	1,314
TOTAL CURRENT LIABILITIES	**18,090**	**12,511**
Operating lease liabilities	18,680	19,284
Term Loan, net of debt issuance cost	-	10,721
Deferred tax liabilities	210	-
TOTAL LIABILITIES	**36,980**	**42,516**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock - authorized 20,000,000 shares of $0.01 par value; 10,544,431 and 10,343,223 shares issued and outstanding at October 31, 2024 and 2023, respectively	106	104
Additional paid-in capital	26,988	26,087
Retained earnings	6,972	-
TOTAL STOCKHOLDERS' EQUITY	**34,066**	**13,571**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 71,046**	**$ 39,762**

See Notes to Consolidated Financial Statements.



RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED OCTOBER 31, 2024 AND 2023
(In thousands, except share and per share amounts)

	Twelve Months Ended October 31,	
	2024	2023
Net sales	$ 64,857	$ 72,168
Cost of sales	45,986	52,631
Gross profit	18,871	19,537
Operating expenses:		
Engineering	2,782	3,151
Selling and general	18,912	20,183
Total operating expenses	21,694	23,334
Operating loss	(2,823)	(3,797)
Other expense	(980)	(453)
Loss before provision (benefit) for income taxes	(3,803)	(4,250)
Provision (benefit) for income taxes	2,796	(1,172)
Consolidated net loss	$ (6,599)	$ (3,078)
Loss per share:		
Basic	$ (0.63)	$ (0.30)
Diluted	$ (0.63)	$ (0.30)
Weighted average shares outstanding:		
Basic	$ 10,481,835	$ 10,283,449
Diluted	$ 10,481,835	$ 10,283,449

See Notes to Consolidated Financial Statements.

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED OCTOBER 31, 2024 AND 2023
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, November 1, 2022	10,193,287	$ 102	$ 25,118	$ 16,649	$ 41,869
Exercise of stock options	45,000	-	85	-	85
Stock-based compensation expense	-	-	898	-	898
Issuance of restricted stock	107,424	2	(2)	-	-
Tax withholding related to vesting of restricted stock	(2,488)	-	(12)	-	(12)
Consolidated net loss	-	-	-	(3,078)	(3,078)
Balance, October 31, 2023	10,343,223	104	26,087	13,571	39,762
Stock-based compensation expense	-	-	924	-	924
Issuance of restricted stock	206,229	2	(2)	-	-
Tax withholding related to vesting of restricted stock	(5,021)	-	(21)	-	(21)
Consolidated net loss	-	-	-	(6,599)	(6,599)
Balance, October 31, 2024	10,544,431	$ 106	$ 26,988	$ 6,972	$ 34,066

See Notes to Consolidated Financial Statements.



RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2024 AND 2023
(In thousands)

	Twelve Months Ended October 31,	
	2024	2023
OPERATING ACTIVITIES		
Consolidated net (loss) income	$ (6,599)	$ (3,078)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:		
Bad debt expense	5	102
Depreciation and amortization	2,536	2,433
Stock-based compensation expense	924	898
Amortization of debt issuance cost	113	9
Tax payments related to shares cancelled for vested restricted stock awards	(21)	(12)
Deferred income taxes	2,703	(677)
Extinguishment of debt issuance cost	14	-
Changes in operating assets and liabilities:		
Trade accounts receivable	(1,847)	4,433
Inventories	4,005	2,323
Other current assets	706	3,713
Right-of-use assets	355	1,477
Other long-term assets	(1)	18
Accounts payable	597	(2,451)
Accrued expenses	(325)	(4,244)
Income taxes payable	-	(759)
Net cash provided by operating activities	3,165	4,185
INVESTING ACTIVITIES:		
Capital expenditures	(738)	(2,483)
Net cash used in investing activities	(738)	(2,483)
FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	-	87
Debt issuance cost	(520)	-
Line of credit payments	(44,256)	(1,000)
Line of credit draws	51,453	2,000
Term Loan payments	(13,162)	(2,424)
Net cash used in financing activities	(6,485)	(1,337)
Net decrease in cash and cash equivalents	(4,058)	365
Cash and cash equivalents, beginning of period	4,897	4,532
Cash and cash equivalents, end of period	$ 839	$ 4897
Supplemental cash flow information – income taxes paid	$ 64	$ 642
Supplemental cash flow information – interest paid	$ 883	$ 529

See Notes to Consolidated Financial Statements.

RF INDUSTRIES, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Business activities and summary of significant accounting policies

Business activities

RF Industries, Ltd., together with its six wholly-owned subsidiaries (collectively, hereinafter the "Company", "we", "us", or "our"), primarily engages in the design, manufacture, and marketing of interconnect products and systems, including coaxial and specialty cables, fiber optic cables and connectors, and electrical and electronic specialty cables. For internal operating and reporting purposes, and for marketing purposes, as of the end of the fiscal year ended October 31, 2024, we classified our operations into the following six divisions/subsidiaries: (i) The RF Connector and Cable Assembly division designs, manufactures and distributes coaxial connectors and cable assemblies that are integrated with coaxial connectors; (ii) Cables Unlimited, Inc., the subsidiary that manufactures custom and standard cable assemblies, complex hybrid fiber optic power solution cables, adapters, and electromechanical wiring harnesses for communication, computer, LAN, automotive and medical equipment; (iii) Rel-Tech Electronics, Inc., the subsidiary that designs and manufacturers cable assemblies and wiring harnesses for blue chip industrial, oilfield, instrumentation and military customers; (iv) C Enterprises, Inc., the subsidiary that designs and manufactures quality connectivity solutions to telecommunications and data communications distributors; (v) Schroff Technologies International, Ltd., the subsidiary that manufactures and markets intelligent thermal control systems used by telecommunications companies across the U.S. and Canada, and shrouds for small cell integration and installation, and (vi) Microlab, the subsidiary that designs and manufactures high-performance RF and Microwave products enabling signal distribution and deployment of in-building DAS (distributed antenna systems), wireless base stations and small cell networks. The Cables Unlimited and C Enterprises divisions are Corning Cables Systems CAH Connections℠ Gold Program members that are authorized to manufacture fiber optic cable assemblies that are backed by Corning Cables Systems' extended warranty.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of RF Industries, Ltd., Cables Unlimited, Inc. ("Cables Unlimited"), Rel-Tech Electronics, Inc. ("Rel-Tech"), C Enterprises, Inc. ("C Enterprises"), Schroff Technologies International, Ltd. ("Schrofftech"), and Microlab/FXR LLC ("Microlab"), wholly-owned subsidiaries of RF Industries, Ltd. All intercompany balances and transactions have been eliminated in consolidation.

Cash equivalents

The Company considers all highly-liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue recognition

On November 1, 2018, we adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASC 606") applying the modified retrospective method. The core principle of ASC 606 is that revenue should be recorded in an amount that reflects the consideration to which we expect to be entitled in exchange for goods or services promised to customers. Under ASC 606, we follow a five-step model to: (1) identify the contract with our customer; (2) identify our performance obligations in our contract; (3) determine the transaction price for our contract; (4) allocate the transaction price to our performance obligations; and (5) recognize revenue when (or as) each performance obligation is satisfied. In accordance with this accounting principle, we recognize revenue using the output method at a point in time when finished goods have been transferred to the customer and there are no other obligations to customers after the title of the goods have transferred. Title of goods are transferred based on shipping terms for each customer – for shipments with terms of FOB Shipping Point, title is transferred upon shipment; for shipments with terms of FOB Destination, title is transferred upon delivery.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined using the weighted average cost of accounting. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value due to damage, physical deterioration, obsolescence, changes in price levels, or other causes, we reduce our inventory to a new cost basis through a charge to cost of sales in the period in which it occurs. The determination of market value and the estimated volume of demand used in the lower of cost or market analysis requires significant judgment.

Property and equipment

Equipment, tooling and furniture are recorded at cost and depreciated over their estimated useful lives (generally three to five years) using the straight-line method. Expenditures for repairs and maintenance are charged to operations in the period incurred.



Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized, but is subject to impairment analysis at least once annually, which we perform in October, or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments at the reporting level. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

Under the quantitative assessment, the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss should be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

We test our goodwill, trademarks and other indefinite-lived assets for impairment at least annually or more frequently if events or changes in circumstances indicate these assets may be impaired. These events or circumstances require significant judgment and could include a significant change in the business climate, legal factors, operating performance indicators, competition and sale or disposition of all or a portion of a division. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

As of October 31, 2024 and 2023, we performed a quantitative impairment test analysis for the Microlab reporting unit.

No goodwill impairment was recorded in the years ended October 31, 2024 and 2023.

Goodwill by reporting unit and reportable segment as of October 31, 2024 and 2023, is as follows:

Reporting Unit	Reportable Segment	Amount
Cables Unlimited	Custom Cabling	$382,685
Rel-Tech	Custom Cabling	$832,556
Schrofftech	Custom Cabling	$1,127,189
RF Connector and Cable Assembly	RF Connector	$125,000
Microlab	RF Connector	$5,617,139
		$8,084,569

Long-lived assets

We assess property, plant and equipment and intangible assets, which are considered definite-lived assets, for impairment. Definite-lived assets are reviewed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

We amortize our intangible assets with definite useful lives over their estimated useful lives and review these assets for impairment whenever there are impairment indicators.

We test our goodwill, trademarks and other indefinite-lived assets for impairment at least annually or more frequently if events or changes in circumstances indicate these assets may be impaired. These events or circumstances require significant judgment and could include a significant change in the business climate, legal factors, operating performance indicators, competition and sale or disposition of all or a portion of a division. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

As of October 31, 2024 and as of April 30, 2024, we performed an impairment test analysis for the Microlab goodwill reporting unit, as of October 31, 2023, we performed an impairment test analysis for the Microlab reporting unit and as of July 31, 2023, we performed an impairment test analysis for the Schrofftech reporting unit. As noted above, we test our goodwill, trademarks, and indefinite-lived intangible assets for impairment at least annually, which we have traditionally done in the fourth quarter, or on an interim basis when events or changes in circumstances suggest these assets may be impaired. Impairment is measured as the excess of the carrying value of the goodwill or indefinite-lived intangible asset over its fair value.

Impairment may result from a number of factors, including performance deterioration, negative cash flows from operations and/or changes in anticipated future cash flows, changes in business plans, adverse economic or market conditions, or other factors beyond our control. The amount of any impairment must be expensed as a charge to operations. Microlab's operating results were below forecast for the fiscal year ended October 31, 2024 and the three and six-months ended April 30, 2024 triggered an impairment analysis. Microlab's operating results were below forecast for the fiscal year ended October 31, 2023 and, Schrofftech's operating results were below forecast for the three and nine-month ended July 31, 2023 triggered impairment analyses.

As of October 31, 2024, Microlab has a carrying value of $19.8 million, which includes $5.6 million in goodwill and $10.3 million in net amortizable intangible assets. The analyses performed included a blend of the income approach (discounted cash flow method) and market approach (guideline public company method) to reach an estimate of Microlab reporting unit fair value of $21.6 which is in excess of the reporting unit's carrying amount.

The analyses performed in blending the income approach and the market approach incorporates several significant judgments and assumptions about projected revenue and expenses growth, future operating margins, discount rates and the selection of guideline public companies. There are inherent uncertainties related to these assumptions and our judgment in applying them to the impairment analysis. Changes in certain events or circumstances could result in changes to our estimated fair values, and may result in future write-downs to the carrying values of these assets. Impairment charges could adversely affect our financial results, financial ratios and could limit our ability to obtain financing in the future.

No impairment was recorded for the years ended October 31, 2024 or 2023.

Fair value measurement

We measure at fair value certain financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets;

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of October 31, 2024 and 2023, the carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximated their carrying value due to their short-term nature.

Intangible assets

Intangible assets consist of the following as of October 31, 2024 and 2023 (in thousands):

	2024	2023
Amortizable intangible assets:		
Non-compete agreement (estimated life five years)	$ 423	$ 423
Accumulated amortization	(423)	(378)
	-	**45**
Customer relationships (estimated lives 7 - 15 years)	6,058	6,058
Accumulated amortization	(3,848)	(3,461)
	2,210	**2,597**
Backlog (estimated life one - two years)	327	327
Accumulated amortization	(327)	(327)
	-	-
Patents (estimated life 10 - 14 years)	368	368
Accumulated amortization	(208)	(176)
	160	**192**
Tradename (estimated life 15 years)	1,700	1,700
Accumulated amortization	(302)	(189)
	1,398	**1,511**
Proprietary technology (estimated life 10 years)	11,100	11,100
Accumulated amortization	(2,960)	(1,850)
	8,140	**9,250**
TOTALS	$ **11,908**	$ **13,595**
Non-amortizable intangible assets:		
Trademarks	$ 1,174	$ 1,174

RFI

Amortization expense was $1,688,000 and $1,701,000 for the years ended October 31, 2024 and 2023, respectively. The weighted-average amortization period for the amortizable intangible assets is 7.62 years.

There was no impairment to trademarks for the years ended October 31, 2024 and 2023.

Estimated amortization expense related to finite-lived intangible assets is as follows (in thousands):

Year ending October 31,	Amount ($)
2025	$1,643
2026	$1,643
2027	$1,643
2028	$1,643
2029	$1,639
Thereafter	$3,697
Total	**$11,908**

Advertising

We expense the cost of advertising and promotions as incurred. Advertising costs charged to operations were approximately $361,000 and $76,000 in 2024 and 2023, respectively.

Research and development

Research and development costs are expensed as incurred. Our research and development expenses relate to engineering activities, which consist of the design and development of new products for specific customers, as well as the design and engineering of new or redesigned products for the industry in general. During the years ended October 31, 2024 and 2023, we recognized $2,782,000 and $3,151,000 in engineering expenses, respectively.

Income taxes

We account for income taxes under the asset and liability method, based on the income tax laws and rates in the jurisdictions in which operations are conducted and income is earned. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Developing the provision (benefit) for income taxes requires significant judgment and expertise in federal, international and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management's judgments and tax strategies are subject to audit by various taxing authorities.

We have adopted the provisions of ASC 740-10, which clarifies the accounting for uncertain tax positions. ASC 740-10 requires that we recognize the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by authorities. We recognize interest and penalties related to certain uncertain tax positions as a component of income tax expense and the accrued interest and penalties are included in deferred and income taxes payable in our consolidated balance sheets. See Note 7 to the consolidated financial statements included in this report for more information on the Company's accounting for uncertain tax positions.

Stock options

For stock option grants to employees, we recognize compensation expense based on the estimated fair value of the options at the date of grant. Stock-based employee compensation expense is recognized on a straight-line basis over the requisite service period. We issue previously unissued common shares upon the exercise of stock options.

For the fiscal years ended October 31, 2024 and 2023, charges related to stock-based compensation amounted to approximately $924,000 and $898,000, respectively, and is classified in selling and general expense.

Earnings per share

Basic earnings per share is calculated by dividing net (loss) income applicable to common stockholders by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable upon the exercise of stock options, were issued and the treasury stock method had been applied during the period. The greatest number of shares potentially issuable upon the exercise of stock options in any period for the years ended October 31, 2024 and 2023, that were not included in the computation because they were anti-dilutive, totaled 874,816 and 811,135, respectively.

The following table summarizes the computation of basic and diluted earnings per share:

	2024	2023
Numerators:		
Consolidated net loss (A)	$ (6,599,000)	$ (3,078,000)
Denominators:		
Weighted average shares outstanding for basic earnings per share (B)	10,481,835	10,283,449
Add effects of potentially dilutive securities - assumed exercise of stock options	-	-
Weighted average shares outstanding for basic earnings per share (B)	$ 10,481,835	$ 10,283,449
Basic loss per share (A)/(B)	$ (0.63)	$ (0.30)
Diluted loss per share (A)/(C)	$ (0.63)	$ (0.30)

Recent accounting standards

Recently issued accounting pronouncements adopted:

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-13, Financial Instruments —Credit Losses, which requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The guidance is effective for fiscal years beginning after December 15, 2019. In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), which pushes back the effective date for public business entities that are smaller reporting companies, as defined by the SEC, to fiscal years beginning after December 15, 2022. The guidance was effective for the Company beginning on November 1, 2023 and the adoption of this standard had no material impact on the Company's condensed consolidated financial statements or related disclosures.

Recently issued accounting pronouncements not yet adopted:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our fiscal year ending October 31, 2025, and for interim periods within our fiscal year ending October 31, 2026, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to expand the disclosure requirements for income taxes, specifically related to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for our fiscal year ending October 31, 2026, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

Note 2 – Concentrations of credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents with high-credit quality financial institutions. At October 31, 2024, we had cash and cash equivalent balances in excess of federally insured limits in the amount of approximately $668,000.

Sales from each customer that were 10% or greater of net sales were as follows:

	October 31,	
	2024	2023
Wireless Provider	*	10%
Distributor A	*	10%

* Less than 10%

For the year ended October 31, 2024, a wireless carrier customer and a distributor customer both accounted for less than 10% of total sales, and approximately 15% and 10% of the total net accounts receivable balance, respectively. For the year ended October 31, 2023, a different wireless carrier customer accounted for approximately 10% of total sales and had no accounts receivable. The same distributor customer accounted for less than 10% of sales and approximately 10% of total net accounts receivable, while another distributor customer accounted for approximately 10% of total sales and for 11% of the total net accounts receivable balance. Although the distributors have been on-going major customers of the Company and the wireless carrier is a newer customer to the Company, the written agreements with these customers do not have any minimum purchase obligations and they could stop buying our products at any time and for any reason. A reduction, delay, or cancellation of orders from these customers or the loss of these customers could significantly reduce our future revenues and profits.

Note 3 – Inventories and major vendors

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or net realizable value. Cost has been determined using the weighted average cost method. Inventories consist of the following (in thousands):

	2024	2023
Raw materials and supplies	$ 10,886	$ 12,957
Work in process	530	439
Finished goods	3,309	5,334
Totals	$ 14,725	$ 18,730

No vendors accounted for 10% of inventory purchases during the fiscal year ended October 31, 2024, and one vendor accounted for 15% of inventory purchases for the fiscal year ended October 31, 2023. We have arrangements with our vendors to purchase products based on purchase orders that we periodically issue.

Note 4 – Other current assets

Other current assets consist of the following (in thousands):

	2024	2023
Prepaid taxes	$ 262	$ 642
Prepaid expense	699	953
Deposits	329	374
Other	140	167
Totals	$ 1,430	$ 2,136

Note 5 – Accrued expenses and other long-term liabilities

Accrued expenses consist of the following (in thousands):

	2024	2023
Wages payable	$ 2,357	$ 2,461
Accrued receipts	762	1,131
Other accrued expenses	1,128	980
Totals	$ 4,247	$ 4,572

Accrued receipts represent purchased inventory for which invoices have not been received.

Note 6 – Segment information

We aggregate operating divisions into two reporting segments that have similar economic characteristics primarily in the following areas: (1) the nature of the product and services; (2) the nature of the production process; (3) the type or class of customer for their products and services; (4) the methods used to distribute their products or services; and (5) if applicable, the nature of the regulatory environment. Based upon this evaluation, as of October 31, 2024, we had two reportable segments – RF Connector and Cable Assembly ("RF Connector") segment and Custom Cabling Manufacturing and Assembly ("Custom Cabling") segment.

On August 1, 2023, C Enterprises moved and transitioned its physical operations into the RF Connector office in San Diego, CA. Given the synergies in consolidating both the operating divisions into one building for purposes of management and resource allocation, C Enterprises has now been included in the RF Connector segment. Further, since the acquisition of C Enterprises in 2019, the customer base for the division has shifted more towards distribution as opposed to direct to end customer which is more aligned with the RF Connector segment. The segment change of including C Enterprise as part of the RF Connector segment was made retroactive to the beginning of our fiscal year starting November 1, 2022 and reclassified for fiscal 2022 for comparative purposes. Prior to the transition, C Enterprises was included in the Custom Cabling segment.

The RF Connector segment consists of three divisions and the Custom Cabling segment consists of three divisions. While each segment has similar products and services, there was little overlapping of these services to their customer base. The biggest difference in our reporting segments is in the channels of sales: sales or product and services for the RF Connector segment were primarily through the distribution channel, while the Custom Cabling segment sales were through a combination of distribution and direct to the end customer.

Management identifies segments based on strategic business units that are, in turn, based along market lines. These strategic business units offer products and services to different markets in accordance with their customer base and product usage. For segment reporting purposes, the RF Connector, C Enterprises and Microlab divisions constitutes the RF Connector segment, and the Cables Unlimited, Rel-Tech, and Schrofftech divisions constitute the Custom Cabling segment.

As reviewed by our chief operating decision maker, we evaluate the performance of each reporting segment based on income or loss before income taxes. We charge depreciation and amortization directly to each division within the segment. Accounts receivable, inventory, property and equipment, right-of-use assets, goodwill and intangible assets are the only assets identified by segment. Except as discussed above, the accounting policies for segment reporting are the same for the Company as a whole.

All of our operations are conducted in the United States; however, we derive a portion of our revenue from export sales. We attribute sales to geographic areas based on the location of the customers. The following table presents the sales by geographic area for the years ended October 31, 2024 and 2023 (in thousands):

	2024	2023
United States	$ 58,843	$ 65,781
Foreign Countries		
Canada	3,825	2,183
Italy	248	1,802
China	531	310
United Kingdom	523	393
All Other	887	1,699
	6,014	6,387
Totals	$ 64,857	$ 72,168

Net sales, income (loss) before provision (benefit) for income taxes and other related segment information for the years ended October 31, 2024 and 2023 are as follows (in thousands):

2024	RF Connector and Cable Assembly	Custom Cabling Manufacturing and Assembly	Corporate	Total
Net sales	$ 37,871	$ 26,986	$ -	$ 64,857
(Loss) income before provision (benefit) from income taxes	(3,720)	1,097	(1,180)[1]	(3,803)
Depreciation and amortization	2,132	404	-	2,536
Total assets	47,537	20,552	2,957	71,046
Expenditures for Segment Assets	704	34	-	738
2023				
Net sales	$ 45,941	$ 26,227	$ -	$ 72,168
Loss before benefit from income taxes	(1,463)	(1,479)	(1,307)[1]	(4,250)
Depreciation and amortization	1,932	501	-	2,433
Total assets	55,466	17,009	9,803	829,278
Expenditures for Segment Assets	2,396	87	-	2,483

(1) Corporate charges are primarily interest expense and non-cash and other one-time expense

Note 7 – Income tax provision (benefit)

The provision (benefit) for income taxes for the fiscal years ended October 31, 2024 and 2023 consists of the following (in thousands):

	2024	2023
Current		
Federal	$ -	$ (501)
State	93	6
	93	(495)
Deferred		
Federal	1942	$ (438)
State	761	(239)
	2,703	(677)
Totals	$ 2,796	$ (1,172)

Income tax at the federal statutory rate is reconciled to our actual net provision (benefit) for income taxes as follows (in thousands, except percentages):

	2024		2023	
	Amount	% of Pretax Loss	Amount	% of Pretax Income
U.S. federal statutory tax rate	$ (799)	21.0%	$ (893)	21.0%
State and local taxes, net of federal tax benefit	(170)	4.5%	(212)	5.0%
Permanent differences	14	-0.4%	15	-0.4%
Stock options	45	-1.2%	88	-2.1%
R&D credits	(102)	2.7%	(238)	5.6%
Uncertain tax position reserves	3	-0.1%	13	-0.3%
Return-to-provision adjustments	(34)	0.9%	(69)	1.6%
Change in the valuation allowance on deferred tax assets	3,839	-100.9%	124	-2.9%
Income tax expense	$ 2,796	-73.5%	$ (1,172)	27.5%

The significant components of deferred income taxes were as follows (in thousands):

	2024	2023
Deferred Tax Assets:		
Allowance for obsolete and slow moving inventory	$ 522	$ 434
Allowance for credit losses	39	63
Compensation accruals	264	275
Stock-based compensation awards	328	213
Uniform capitalization	277	208
Lease liability	5,221	5,177
Others	55	94
Capitalized Section 174 Costs	1,209	864
Research and development tax credit	282	128
163(j) interest carryforward	347	118
Gross deferred tax assets	$ 8,544	$ 7,574
Valuation allowance	$ (3,962)	$ (124)
Total deferred tax assets	$ 4,582	$ 7,450
Deferred Tax Liabilities:		
Amortization / intangible assets	(172)	(192)
ROU assets	(3,880)	(3,942)
Depreciation / equipment and furnishings	$ (740)	$ (822)
Gross deferred tax liabilities	$ (4,792)	$ (4,956)
Net deferred tax asset/(liabilities)	$ (210)	$ 2,494

Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company assesses all positive and negative evidence in determining if, based on the weight of such evidence, a valuation allowance is required to be recorded against the deferred tax assets as of October 31, 2024. The Company has evaluated future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In making such judgements, significant weight is given to evidence that can be objectively verified. After analyzing all available evidence, including the recent trend of losses, the Company has determined that it is not more likely than not that all of its deferred tax assets will be realized, and therefore, has recorded a partial valuation allowance of $3.8 million against its federal and combined state deferred tax assets as of October 31, 2024. The change in valuation allowance was $3.8 million and $0.1 million for fiscal 2024 and 2023, respectively.

At October 31, 2024, the Company has gross state net operating loss (NOL) carryforwards of $0.6 million. The state NOL carryforwards of $0.6 million will begin to expire in 2029 unless previously utilized. At October 31, 2024, the Company also has IRC 163(j) interest carryforwards of $1.5 million, which will carry forward indefinitely. At October 31, 2024, the Company also has US federal and state research and development credit carryforwards of $0.1 million and $0.3 million, respectively. The federal credit carryforwards will begin to expire in 2044 unless previously utilized. The state credit carryforwards of $0.2 million will begin to expire in 2029 unless previously utilized and the remainder will carry forward indefinitely.

The provision (benefit) for income taxes was $2.8 million or (73.5%) and ($1.2 million) or 27.5% of income before income taxes for fiscal 2024 and 2023, respectively. The fiscal 2024 effective tax rate differed from the statutory federal rate of 21% primarily as a result of the tax benefit from research and development tax credits, the change in valuation allowance for deferred tax assets and state taxes as shown in the effective tax rate reconciliation table above.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

A reconciliation of the beginning and ending balance to total uncertain tax positions in fiscal years ended October 31, 2024 and 2023 are as follows:

	2024	2023
Balance, at beginning of year	$ 178	$ 121
Increase for tax positions related to the current year	47	78
Increase (decrease) for tax positions related to prior years	(10)	2
Statute of limitations expirations	(29)	(23)
Balance, at end of year	$ 186	$ 178

We had gross unrecognized tax benefits of $186,000 and $178,000 attributable to U.S. federal and state research tax credits as of October 31, 2024 and 2023, respectively. During fiscal 2024, the increase in our gross unrecognized tax benefit was primarily related to increased federal and state research tax credits being generated. The uncertain tax benefit of $81,000 is recorded as a reduction to deferred tax assets and the remainder is recorded in income taxes payable in our consolidated balance sheet and if recognized in the future would impact our effective tax rate. We recognize interest and penalties related to uncertain tax positions in income tax expense. We recognized expense of approximately $28,000 and $20,000 during the years ended October 31, 2024 and 2023, respectively. We believe that an adequate provision has been made for any adjustments that may result from tax examinations. However, it is possible that certain changes may occur within the next twelve months, but we do not anticipate that our accrual for uncertain tax positions will change by a material amount over the next twelve-month period.

We are subject to taxation in the United States and state jurisdictions. Our tax years for October 31, 2021 and forward are subject to examination by the United States and October 31, 2020 and forward with state tax authorities.

Note 8 – Stock options

Incentive and non-qualified stock option plans

On July 22, 2020, the Company's Board of Directors adopted the 2020 Equity Incentive Plan (the "2020 Plan"). In September 2020, the Company's stockholders approved the 2020 Plan by vote as required by NASDAQ. An aggregate of 1,250,000 shares of common stock was set aside and reserved for issuance under the 2020 Plan. At its annual meeting held on September 5, 2024, the Company's stockholders approved an amendment to the 2020 Plan to increase the number of shares of common stock available for issuance under the plan by 1,000,000 shares. As of October 31, 2024, 1,299,269 shares of common stock were remaining for future grants of stock options under the 2020 Plan.

Additional disclosures related to stock option plans

On January 11, 2023, we granted a total of 54,092 shares of restricted stock and 108,181 incentive stock options to one manager and three officers, respectively. The shares of restricted stock and incentive stock options vest over four years as follows: (i) one-quarter of the restricted shares and options shall vest on January 10, 2024 and (ii) the remaining restricted shares and options shall vest in 12 equal quarterly installments over the next three years. Also on January 11, 2023, we granted another manager 50,000 incentive stock options. As of October 31, 2023, the 50,000 incentive stock options granted to manager were cancelled and forfeited as the manager was no longer employed. All incentive stock options expire 10 years from the date of grant.

On August 29, 2023, we granted one employee 10,000 incentive stock options. These options vested with respect to 2,500 shares on the date of grant, and the remaining shares vests in equal installments thereafter on each of the next three anniversaries of August 29, 2023. The options expire 10 years from the date of grant.

On January 11, 2024, we granted incentive stock options to Mr. Dawson for the purchase of 116,667 shares, Mr. Yin for the purchase of 41,667 shares, and Mr. Bibisi for the purchase of 41,667 shares. The incentive stock options vest over four years as follows: (i) one-quarter of the options shall vest on January 11, 2025 and (ii) the remaining options shall vest in 12 equal quarterly installments over the next three years. All incentive stock options expire 10 years from the date of grant. No other options were granted to the named executive officers during the year ended October 31, 2024.

On April 16, 2024, we granted a total of 25,000 incentive stock options to three managers. The shares of incentive stock options vest over four years as follows: (i) one-quarter of the options shall vest on April 16, 2025 and (ii) the remaining and options shall vest in 12 equal quarterly installments over the next three years.

No other shares or options were granted to Company employees during fiscal 2024.

The fair value of each option granted in 2024 and 2023 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2024	2023
Weighted average volatility	53.16%	54.27%
Expected dividends	0.00%	0.00%
Expected term (in years)	7.0	7.0
Risk-free interest rate	4.00%	3.78%
Weighted average fair value of options granted during the year	$ 1.76	$ 3.15
Weighted average fair value of options vested during the year	$ 2.88	$ 2.80

Expected volatilities are based on historical volatility of our stock price and other factors. We used the historical method to calculate the expected life of the 2024 and 2023 option grants. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury rate with a maturity date corresponding to the options' expected life. The dividend yield is based upon the historical dividend yield on the Company's common stock.

Additional information regarding all of our outstanding stock options at October 31, 2024 and 2023 and changes in outstanding stock options in 2024 and 2023 follows:

	2024		2023	
	Shares or Price Per Share	Weighted Average Exercise Price	Shares or Price Per Share	Weighted Average Exercise Price
Outstanding at beginning of year	754,186	$ 6.04	691,005	$ 5.87
Options granted	245,001	$ 3.01	168,181	$ 5.36
Options exercised	-	$ -	(45,000)	$ 1.90
Options canceled or expired	(124,371)	$ 6.42	(60,000)	$ 5.33
Options outstanding at end of year	874,816	$ 5.10	754,186	$ 6.04
Options exercisable at end of year	478,986	$ 5.95	479,588	$ 6.10
Options vested and expected to vest at end of year	874,816	$ 5.10	748,358	$ 6.13
Option price range at end of year	$1.90 - $8.69		$1.90 - $8.69	
Aggregate intrinsic value of options exercised during year	$ -		$ 144,005	

Weighted average remaining contractual life of options outstanding as of October 31, 2024: 6.42 years

Weighted average remaining contractual life of options exercisable as of October 31, 2024: 4.91 years

Weighted average remaining contractual life of options vested and expected to vest as of October 31, 2024: 6.42 years

Aggregate intrinsic value of options outstanding at October 31, 2024: $73,000

Aggregate intrinsic value of options exercisable at October 31, 2024: $50,000

Aggregate intrinsic value of options vested and expected to vest at October 31, 2024: $73,000

As of October 31, 2024, $904,000 and $704,000 of expense with respect to nonvested stock options and restricted shares, respectively, has yet to be recognized but is expected to be recognized over a weighted average period of 1.2 and 1.1 years, respectively.

Note 9 – Retirement plan

We have a 401(k) plan available to our employees. For the years ended October 31, 2024 and 2023, we contributed and recognized as an expense of $533,000 and $567,000, respectively, which amounts represented 3% of eligible employee earnings under the Company's Safe Harbor Non-elective Employer Contribution Plan.

Note 10 – Term Loan and Line of credit

In February 2022, we entered into a loan agreement (the "BofA Loan Agreement") providing for a revolving line of credit (the "BofA Revolving Credit Facility") in the amount of $3.0 million and a $17.0 million term loan ("BofA Term Loan", and together with the BofA Revolving Credit Facility, the "BofA Credit Facility") with Bank of America, N.A. ("BofA"). Amounts outstanding under the BofA Revolving Credit Facility bore interest at a rate of 2.0% plus the Bloomberg Short-Term Bank Yield Index Rate. All amounts outstanding pursuant to the BofA Credit Facility were repaid by us and the BofA Loan Agreement was terminated in connection with us entering into a new loan and security agreement (the "EBC Credit Agreement") with Eclipse Business Capital, as administrative agent ("EBC") on March 15, 2024. Borrowings under the BofA Credit Facility were secured by a security interest in certain assets of the Company and were subject to certain loan covenants. The BofA Credit Facility required the maintenance of certain financial covenants, including: (i) consolidated debt to EBITDA ratio not to exceed 3.00 to 1.00 (the "Debt Test"); (ii) consolidated fixed charge coverage ratio of at least 1.25 to 1.00 (the "FCCR Test"); and (iii) consolidated minimum EBITDA of at least $600,000 for the discrete quarter ended January 31, 2022. In addition, the BofA Credit Facility contained customary affirmative and negative covenants.

On September 12, 2023, we entered into Amendment No. 1 and Waiver to the BofA Loan Agreement ("Loan Amendment No. 1") with BofA, which, among other matters, provided for a one-time waiver of our failure to comply with (i) the Debt Test for the period ended July 31, 2023 and (ii) the FCCR Test for the period ended July 31, 2023. Loan Amendment No. 1 also waived testing for compliance with the Debt Test and FCCR Test for the quarterly periods ending October 31, 2023, January 31, 2024, April 30, 2024 and July 31, 2024. Further, pursuant to Loan Amendment No. 1, we were required to maintain (i) (a) until September 21, 2023, minimum liquidity (week-end cash balance plus availability from the BofA Revolving Credit Facility) of $4.0 million, and (b) from September 22, 2023 and thereafter, liquidity equal to the greater of (1) $4.0 million or (2) 80% of the liquidity that had been forecast for this date at the fourth week of the forecast and (ii) minimum EBITDA of ($400,000), $500,000, $1.0 million, and $1.0 million for the quarters ending October 31, 2023, January 31, 2024, April 30, 2024, and July 31, 2024, respectively.

On January 26, 2024, we entered into Amendment No. 2 to the BofA Loan Agreement ("Loan Amendment No. 2") with BofA, which, among other matters, eliminated the requirement to maintain minimum EBITDA of $500,000 for the quarter ending January 31, 2024. Under Loan Amendment No. 2, the line of credit available to the Company under the BofA Revolving Credit Facility was lowered from $3.0 million to $500,000. Further, Loan Amendment No. 2 required that we maintain from September 22, 2023 and thereafter, liquidity of at least $2.0 million, rather than the greater of $4.0 million or 80% of the forecast liquidity as was required under Loan Amendment No. 1. Under Loan Amendment No. 2, the Company would have been required to pay an additional fee equal to 1% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan if the BofA Credit Facility was not repaid in full on or before March 1, 2024. This additional fee, if applicable, would have been due on March 2, 2024. Further, Loan Amendment No. 2 required that the Company make an additional principal payment of $1.0 million on the BofA Term Loan on March 1, 2024, in addition to the existing monthly payments due on the BofA Term Loan. In connection with Loan Amendment No. 2, we paid BofA a $500,000 paydown on the BofA Revolving Credit Facility, thereby reducing the outstanding balance from $1.0 million to $500,000. Loan Amendment No. 2 was considered a modification under ASC 470, Debt.

On February 29, 2024, we entered into Amendment No. 3 to the BofALoan Agreement ("Loan Amendment No. 3") with BofA, which, among other matters, deferred the requirement that the Company make an additional principal payment of $1.0 million on the BofA Term Loan, from March 1, 2024, as was required under Loan Amendment No. 2, to April 1, 2024. Further, Loan Amendment No. 3 reduced the additional fee the Company was required to pay BofA on March 2, 2024 from 1% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan as of March 1, 2024 as required under Loan Amendment No. 2, to 0.50% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan as of March 1, 2024. Additionally, Loan Amendment No. 3 required the Company to pay BofA a fee equal to 0.50% of the collective outstanding principal balances of the BofA Revolving Credit Facility and BofA Term Loan as of March 1, 2024, if the BofA Credit Facility was not repaid in full on or before April 2, 2024 (the "April 2024 Fee"). The April 2024 Fee, if applicable, would have been due on April 2, 2024. We were not required to pay the April 2024 Fee based on our repayment of the BofA Credit Facility prior to April 2, 2024. Under Loan Amendment No. 3, the Company was required to maintain liquidity of at least $2.0 million and pay the remaining outstanding balance of $500,000 on the BofA Revolving Credit Facility by March 1, 2024, as required under Loan Amendment No. 2. Loan Amendment No. 3 was considered a modification under ASC 470, Debt.

On March 15, 2024, we entered into the EBC Credit Agreement and used proceeds from the initial drawings under the EBC Credit Facilities (as defined below) to repay in full outstanding obligations under the BofA Loan Agreement and to pay fees, premiums, costs and expenses, including fees payable in connection with the EBC Credit Agreement. The BofA Loan Agreement was terminated upon entry into the EBC Credit Agreement and is no longer in effect.

The EBC Credit Agreement provides for (i) a senior secured revolving loan facility of up to $15.0 million (the "EBC Revolving Loan Facility") and (ii) a senior secured revolving credit facility of up to $1.0 million (the "EBC Additional Line" and, together with the EBC Revolving Loan Facility, the "EBC Credit Facilities") (with a $3.0 million swingline loan sublimit). On June 14, 2024, the parties entered into a First Amendment to the EBC Credit Agreement (the "First Amendment") providing for a modified EBC Additional Line of $1.0 million through July 12, 2024, $666,666.67 from July 13, 2024 through August 11, 2024 and $333,333.34 from August 12, 2024 through September 10, 2024. Availability of borrowings under the EBC Credit Facilities will be based upon a borrowing base formula and periodic borrowing base certifications valuing certain of our accounts receivable and inventories, as reduced by certain reserves, if any.

In the absence of an Event of Default (as defined in the EBC Credit Agreement) or certain other events (including the inability of EBC to determine the secured overnight financing rate "SOFR"), borrowings under (a) the EBC Revolving Loan Facility accrue interest at a rate of the one-month term SOFR reference rate plus an adjustment of 0.11448% ("Adjusted Term SOFR") plus 5.00%, and (b) the EBC Additional Line accrue interest at a rate of Adjusted Term SOFR plus 6.50%, in each case subject to a floor of 2.00% for Adjusted Term SOFR. We will be required to pay a commitment fee of 0.50% per annum for the unused portion of the EBC Revolving Loan Facility. In addition to the foregoing unused commitment fee, we are required to pay certain other administrative fees pursuant to the terms of the EBC Credit Agreement.

Borrowings under the EBC Credit Agreement are secured by a security interest in certain assets of the Company and are subject to certain loan covenants. The EBC Credit Facilities require the maintenance of certain financial covenants, including (i) Excess Availability (as defined in the EBC Credit Agreement) of at least, as of any date of determination, an amount equal to the greater of (a) $1.0 million and (b) 10% of the Adjusted Borrowing Base (as defined in the EBC Credit Agreement), unless as of the last day of the most recent month for which the monthly financial statements and the related compliance certificate have been or are required to have been delivered to EBC, the Fixed Charge Coverage Ratio (as defined in the EBC Credit Agreement) for the twelve consecutive calendar month period then ended is greater than 1.10 to 1.00; and (ii) a capital expenditure limitation limiting the aggregate cost of all Capital

Expenditure (as defined in the EBC Credit Agreement) to $2.5 million during any fiscal year. In addition, the EBC Credit Facilities contain customary affirmative and negative covenants.

We filed the EBC Credit Agreement as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended January 31, 2024 and the First Amendment as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended July 31, 2024.

Debt issuance costs related to the EBC Credit Agreement totaled $412,000 and were included as part of our other long-term assets balance.

As of October 31, 2024, our outstanding borrowings under the EBC Credit Agreement were $8,197,000. In accordance with ASC 470-10-45, Other Presentations Matters - General, we have classified the outstanding borrowings as part of current liabilities.

Note 11 – Related party transactions

A portion of our operating space is leased from K&K Unlimited, a company controlled by Darren Clark, the former owner and current President of Cables Unlimited. Cables Unlimited monthly rent expense under the lease was $16,000 through May 30, 2024 then the monthly expense increased to $18,000 for the remainder of the year. The monthly payments also include all utilities, janitorial expense, routine maintenance costs, and costs of insurance for Cables Unlimited's business operations and equipment. During the fiscal years ended October 31, 2024 and 2023, we paid a total of $218,000 and $208,000 under the leases, respectively.

During fiscal 2023, we paid royalties to Elmec Ltd. ("Elmec"), a European-based company that owns the intellectual property that is used in Schrofftech's products. One third of Elmec is jointly owned by David Therrien and Richard DeFelice, two of the former owners and current President and Vice President, respectively, of Schrofftech. For the year ended October 31, 2023, we paid a total of $24,000 of royalty payments to Elmec. The expenses related to these transactions are included in cost of goods sold. There were no royalty payments made for the year ended October 31, 2024.

Note 12 – Cash dividend and declared dividends

We did not pay or declare any dividends during fiscal year 2024, nor during fiscal year 2023.

Note 13 – Commitments

We adopted ASU 2016-02 on November 1, 2019, and elected the practical expedient modified retrospective method whereby the lease qualification and classification was carried over from the accounting for leases under ASC 840. The lease contracts for the corporate headquarters, RF Connector division manufacturing facilities, Cables Unlimited, Rel-Tech, and C Enterprises commenced prior to the effective date of November 1, 2019, and were determined to be operating leases. All other new contracts have been assessed for the existence of a lease and for the proper classification into operating leases. The rate implicit in the leases was undeterminable and, therefore, the discount rate used in all lease contracts is our incremental borrowing rate.

We have operating leases for corporate offices, manufacturing facilities, and certain storage units. Our leases have remaining lease terms of one year to five years. A portion of our operating leases are leased from K&K Unlimited, a company controlled by Darren Clark, the former owner and current President of Cables Unlimited, to whom we make rent payments of $16,000 to $18,000 per month.

We also have other operating leases for certain equipment. The components of our facilities and equipment operating lease expenses for the years ended October 31, 2024 and 2023 were as follows (in thousands):

	Fiscal Year Ended October 31, 2024	Fiscal Year Ended October 31, 2023
Operating lease cost	$ 2,956	$ 2,872

Other information related to leases was as follows (in thousands):

	October 31, 2024	October 31, 2023
Supplemental Cash Flows Information		
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 1,078	$ 6,479
Weighted Average Remaining Lease Term		
Operating leases (in months)	100.92	114.26
Weighted Average Discount Rate		
Operating leases	6.99%	6.96%

Future minimum lease payments under non-cancellable leases as of October 31, 2024 were as follows (in thousands):

Year ended October 31,		Operating Leases
2025	$	3,227
2026		3,228
2027		3,169
2028		2,997
Thereafter		14,878
Total future minimum lease payments		27,499
Less imputed interest		(6,971)
Total	$	20,528

Reported as of October 31, 2024		Operating Leases
Current portion of operating lease liabilities	$	1,848
Operating lease liabilities		18,680
Total	$	20,598

As of October 31, 2024, operating lease right-of-use asset was $15.3 million and operating lease liability totaled $20.5 million, of which $1.8 million is classified as current. There were no finance leases as of October 31, 2024 or 2023.

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Leadership

DIRECTORS

Mark K. Holdsworth
Chairman
Managing Partner
The Holdsworth Group

Sheryl Cefali
Managing Director
Duff & Phelps

Gerald T. Garland
Retired Executive

Kay L. Tidwell
General Counsel and
Chief Risk Officer
Hudson Pacific Properties Inc.

Robert Dawson
Chief Executive Officer

OFFICERS

Robert Dawson
Chief Executive Officer

Peter Yin
Chief Financial Officer,
Corporate Secretary
and Treasurer

Ray Bibisi
President and
Chief Operating Officer

Stockholder Information

ANNUAL MEETING

The Annual Meeting of Stockholder of RF Industries is scheduled to be held at 11:00 a.m. ET, Wednesday, September 10, 2025, at 300 Interpace Parkway, Parsippany, New Jersey 07054.

INVESTOR RELATIONS

Analysts, investors, and stockholders seeking additional information about RF Industries are invited to contact:

Peter Yin
Chief Financial Officer
16868 Via Del Campo Court, Suite 200
San Diego, CA 92127
Telephone: 858-549-6340
Email: pyin@rfindustries.com

A copy of the Company's Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission is available without charge on the SEC website, www.sec.gov, or upon request RF Industries, Ltd., Via Del Campo Court, Suite 200, San Diego, California 92127

RF Industries on NASDAQ
RF Industries common stock trades on the NASDAQ Global Market under the symbol RFIL.

Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
1 State Street, 30th Floor
New York, NY 10004
Telephone: 212-509-4000
Email: cstmail@continentalstock.com

Corporate Counsel
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121

Independent Public Accounting Firm
CohnReznick LLP
8000 Towers Crescent Drive
Suite 1000
Tysons, VA 22182



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858.549.6340
800.233.1728

rfi@rfindustries.com

16868 Via Del Campo Court
Suite 200, San Diego, CA 92127